Exhibit 99.1

AMC Mining Consultants (Canada) Ltd

BC0767129

Suite 1330, 200 Granville Street
VANCOUVER, BC V6C 1S4
CANADA
T	+ 1 604 669 0044
F	+ 1 604 669 1120
E	amccanada@amcconsultants.ca

NI 43-101 Technical Report Update on the
GC Ag-Zn-Pb Project in
Guangdong Province,
People’s Republic of China

Report Prepared for

SILVERCORP METALS INC

 Report Prepared by

Brian O’Connor P.Geo.

AMC File 709003

Effective Date: June 18, 2009

Signing Date: June 22, 2009

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

NI 43-101 Report GC Ag-Zn-Pb Project	i	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

CONTENTS

1	SUMMARY		6
2	INTRODUCTION		11
	2.1	Terms and Abbreviations	12
3	RELIANCE ON OTHER EXPERTS		14
4	PROPERTY DESCRIPTION AND LOCATION		15
	4.1	Exploration Permit	15
	4.2	Mining Permit	19
5	ACCESSIBILITY,CLIMATE,RESOURCES,INFRASTRUCTURE AND PHYSIOGRAPHY		20
6	HISTORY		21
	6.1	History of Mining	23
	6.2	History of Mineral Resources	24
7	GEOLOGICAL SETTING		26
	7.1	Regional Geology	26
	7.2	Property Geology	28
		7.2.1 Stratigraphy	29
		7.2.2 Structures	30
	7.3	Magmatic Activities	31
8	DEPOSIT TYPES		33
9	MINERALIZATION		34
	9.1	Vein Structure	34
	9.2	Mineralogy	34
	9.3	Characteristics of the Mineralized Veins	36
	9.4	Other Mineralization Features	39
10	EXPLORATION		42
	10.1	Soil Geochemical Program	42
	10.2	Topographic and Geological Mapping	44
	10.3	Trenching and Pitting	44
	10.4	Drilling	45
11	DRILLING		46
12	SAMPLING METHOD AND APPROACH		52

NI 43-101 Report GC Ag-Zn-Pb Project	ii	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

13	SAMPLE PREPARATION, ANALYSES, AND SECURITY	54
14	DATA VERIFICATION	56
15	ADJACENT PROPERTIES	59
16	MINERAL PROCESSING AND METALLURGICAL TESTING	61
	16.1 Mineralogy and Occurrences of the Beneficial Elements	61
	16.2 Mineral Processing and Metallurgical Testing	63
	16.3 Bulk Density	66
17	MINERAL RESOURCE AND RESERVE ESTIMATE	68
	17.1 Resource Data and Statistics	72
	17.2 Resource Estimates	73
18	OTHER RELEVANT DATA AND INFORMATION	84
	18.1 Mining Method	84
19	INTERPRETATION AND CONCLUSIONS	86
20	RECOMMENDATIONS	87
21	REFERENCES	89
22	DATE AND SIGNATURE PAGE	90
23	CERTIFICATE OF QUALIFIED PERSON	91

TABLES

Table 1.1	2008 Exploration Program	6
Table 1.2	Mineral Processing and Metallurgical tests as of April 2009	8
Table 1.3	Measured and Indicated Mineral Resources	9
Table 1.4	Inferred Mineral Resources	9
Table 2.1	Terms and Abbreviations	12
Table 4.1	Property Boundary of the GC Property	16
Table 4.2	The GC Exploration Permit owned by Anhui Yangtze	17
Table 6.1	Historical Exploration Work 2001-2007	22
Table 6.2	Record of Drilling 2001-2007	23
Table 6.3	Details of Underground Workings	24
Table 6.4	April 2008 Resources for the GC Project	25
Table 9.1	Dimensions and Occurrences of Mineralized Veins	37
Table 10.1	Main Programs Conducted on the GC Property by Silvercorp	42
Table 10.2	Trenches and Pits Completed by Silvercorp in 2008	44

NI 43-101 Report GC Ag-Zn-Pb Project	iii	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Table 10.3	2008 Drilling in Metres by Core Diameter	45
Table 11.1	Meters of various drill core sizes drilled in different years	47
Table 12.1	Individual Vein Characteristics	53
Table 14.1	Independent Core Sample Verification	56
Table 16.1	Summary of Gaocheng Samples Used for Metallurgical Testing	61
Table 16.2	Summary of Mineralogy of the Samples Taken From Gaocheng Deposit	62
Table 16.3	Head Grade of the Blended Test Sample	63
Table 16.4	Results of Locked Cycle Test	64
Table 16.5	Results of the Locked Cycle Test (With Optimized Reagent Dosage)	64
Table 16.6	Results of Recovering Sn Using Gravity Test	66
Table 16.7	Results of Recovering Copper from Lead Concentrate	66
Table 16.8	Variation in Bulk Density Measurements	67
Table 17.1	Top-cuts of different veins	70
Table 17.2	Number of Samples and Assays in Resource Estimates for Different Veins	72
Table 17.3	Resources at 50g/t Recovered Silver Equivalent Cut-off Intervals	73
Table 17.4	Summary of Mineral Resources	73
Table 17.5	Measured and Indicated Resource Estimate by Vein	75
Table 17.6	Inferred Resource Estimate by Vein	76
Table 20.1	Planned 2009 Budget for the GC Project	87

FIGURES

Figure 4.1	GC Property Location Map	15
Figure 4.2	Adit at site ML5	17
Figure 4.3	A waste dump in the foreground	18
Figure 4.4	Topography of the GC Project Area	18
Figure 7.1	Tectonic Geology Map of Southern China	26
Figure 7.2	Regional Geological Map	28
Figure 7.3	Property Geology Map	29
Figure 7.4	Two sets of joints (NE- and NWW-striking) were exposed in trench TC059	30
Figure 7.5	Fault Planes	31
Figure 7.6	Multiple Ductile and Tension Movements	31
Figure 7.7	Granite Footwall Elevation Contour Map	32
Figure 9.1	Polished Core Shows Different Minerals and Alterations in Vein V2	35
Figure 9.2	Pb, Zn, and Ag grade contour of Vein V2	40
Figure 9.3	Pb, Zn, and Ag grade contour of Vein V6	41
Figure 10.1	Soil Geochemical Anomalies of Ag, Pb, And Zn on the GC Property	43

NI 43-101 Report GC Ag-Zn-Pb Project	iv	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 10.2	Locations of Trenches and Pits on the GC property	45
Figure 11.1	Drill-hole locations in the GC property	46
Figure 11.2	Drill Core Storage Facility	47
Figure 11.3	Cross Section on Exploration Line 24	48
Figure 11.4	Cross Section on Exploration Line 28	49
Figure 11.5	Cross Section on Exploration Line 32	50
Figure 11.6	Cross Section on Exploration Line 406	51
Figure 15.1	Zonation of Mineralization in the Daganshan Mineralization Field	60
Figure 16.1	General Locked Cycle Flowsheet	64
Figure 16.2	Complete Locked Cycle Flowsheet	65
Figure 17.1	Silver Grade Tonnage Curve	77
Figure 17.2	Lead Grade Tonnage Curve	77
Figure 17.3	Zinc Grade Tonnage Curve	78
Figure 17.4	Recovered Silver Equivalent Grade Tonnage Curve	78
Figure 17.5	Longitudinal Projection of V2-0 Vein	79
Figure 17.6	Longitudinal Projection of V2 Vein	80
Figure 17.7	Longitudinal Projection of V7-0 Vein	81
Figure 17.8	Longitudinal Projection of V7 Vein	82
Figure 17.9	Longitudinal Projection of V10-1 Vein	83

APPENDICES

Appendix	I	Permits
Appendix	II	Internal Check Assays
Appendix	III	External Check Assays
Appendix	IV	Silvercorp Check Assays
Appendix	V	Specific Gravities
Appendix	VI	Drill Hole Collar and Downhole Survey Data
Appendix	VII	Core Recoveries

NI 43-101 Report GC Ag-Zn-Pb Project	v	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

1	SUMMARY

AMC Mining Consultants (Canada) Ltd (AMC) was commissioned by Silvercorp Metals Inc. (Silvercorp) to review a mineral resource estimate prepared by Silvercorp and to provide Silvercorp with an independent technical report compliant with Canadian National Instrument 43-101 (NI 43-101) on the GC (Gaocheng) Ag-Zn-Pb Project in Guangdong province, China.

The technical review was conducted in two phases:

  Phase 1 – AMC Principal Geologist Brian O’Connor undertook a site visit during the period from March 27 through March 30, 2009. Inspection of the properties, laboratories and relevant data was conducted. Interviews with related technical personnel and the collection of check samples were also undertaken.
  Phase 2 – Complete a draft of the technical report for Silvercorp’s review and comment to be followed by a finalised report.

Silvercorp is exploring the GC Ag-Zn-Pb property through its 95%-owned joint venture company, Yangtze Mining Ltd. Silvercorp acquired a 95% ownership of the property in April, 2008. The GC Ag-Zn-Pb is an advanced exploration project and the subject of an April 2008 Technical Report prepared by SRK Consulting Engineers and Scientists.

Subsequent to the 2008 Technical report, Silvercorp undertook an exploration program summarized in Table 1.1. The results from the diamond drilling have been incorporated in the updated Resource estimate. The soil sampling program resulted in the identification of three new Ag-Zn-Pb anomalies on the southern part of the property where no drilling had been previously conducted. A full list of the historical exploration programs is presented in Table 6.1.

Table 1.1 2008 Exploration Program

Program Type	Unit of Measure	Units
1:10,000 Soil Profiling	km	10
Diamond Drilling	m	10,083
Trenching	m3	740
Soil Samples	sample	535
Chemical Analysis	sample	2,139

The terms and conditions of the exploration permit for the GC property allowed for diamond drilling and trenching to be used as exploration tools, but the use of explosives on the property was not allowed until a mining permit had been issued. Silvercorp had recently completed the application process for the mining permit at the time of the site visit. AMC was informed by Silvercorp that approval was expected between July and December of 2009. The collection of bulk test material and exploration drifting to and on the mineralized veins would be allowed at that time.

NI 43-101 Report GC Ag-Zn-Pb Project	6	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

AMC reviewed the geology of the project, reviewed and verified a resource estimate completed by Silvercorp’s geologists, and believes that further work to advance the project is warranted.

Geologically, the project area is located in the north-eastern margin of Luoding Basin, the middle portion of uplift in the Hua’nan (South China) Fold System. The deposit occurs on the intersection of a north-easterly striking fault zone and a near east-westerly striking fault zone. North-east striking structures and arc structures form the basic geological framework of the region. Outcrop include Late Proterozoic Sinian sedimentary clastics and carbonate rocks, which host Ag-Pb-Zn polymetallic deposits in the region, Paleozoic Ordovician, Silurian, Devonian and Carboniferous sedimentary clastics and carbonate rocks which host some Cu-Pb-Zn, Mn and Au-Ag deposits, Mesozoic / Triassic coal-bearing clastics rocks, and Cretaceous red clastics rocks. Intrusive rocks occur in the central area of an arc/ring structure, include Paleozoic granite batholiths, and Mesozoic granite stocks and dykes. The stocks and dykes intrude in the inner zone of the arc/ring structure, and are closely related to the Ag-Pb-Zn polymetallic mineralization in the region.

The mineralization on the GC property is structurally controlled occurring in veins formed along fault traces which are enveloped by an alteration zone. The alteration zone may reach a few metres from the vein occurring in both the hanging and footwall. There are a total of 27 Ag-Zn-Pb veins identified on the GC property; they are divided into two groups – the NWW striking and NE striking. There are 23 of the NWW-striking group which typically dip toward SE at an angle of 60-85°. They are numbered from V2 through V9 and V13 through V15. A number of the veins have a subset designation. The four NE-striking veins (with subset designations) are numbered from V10 through V12 and typically dip to the southeast at an angle of 60-75°. The vein V12 is not included in the Resource estimate. In addition vein V15 was not included in the 150 g/t AgEq Resource estimate. The main mineralized veins are series V2, V6, V7 and V9. These vein series represent 83% of the Measured and Indicated Resource in terms of tonnes. The vein series V2 represents 53% of the measured and indicated resource in terms of tonnes.

NI 43-101 Report GC Ag-Zn-Pb Project	7	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Prior to Silvercorp’s acquisition of the GC Property, illegal mining activity produced several tunnels on the property and the extraction of mineralized material. The Guangdong Institute of Geological Survey (GIGS) developed 66m of tunnel in 2002. The tunnelling intersected the V5 and V5-1 veins with minor Ag-Zn-Pb mineralization enveloped by alteration haloes ranging from 0.6 to 1.8 m wide. The quantity and quality of the mineralization extracted has not been reconciled. Details of the underground workings are recorded in Table 6.3. Yangtze Mining mapped and sampled the tunnels where accessible. Assay results of the tunnel samples were used in resource estimation. AMC visited the tunnel adits but the entrances to the tunnels were blocked with barricades. The extracted mineralization has not been accounted for in the Resource estimate.

In order to optimise a processing flowsheet for the recovery of lead, zinc, silver, tin and sulphur from the GC mineralization, the Hunan Non-ferrous Metals Research Institute (HNMRI) was contracted to perform mineral processing and metallurgical tests in February through April of 2009. The test sample was a composite of 158 drill core sample rejects from 2008 drill program. A summary table of the results is listed below in Table 1.2.

Table 1.2 Mineral Processing and Metallurgical tests as of April 2009

Product	Weight (%)	Grades				Recovery Rate (%)
		Pb (%)	Zn (%)	S (%)	Ag (g/t)	Pb(%)	Zn(%)	S(%)	Ag(%)
Lead Con.	2.63	46.35	9.53		3009.23	84.57	7.75		62.77
Zinc Con.	5.84	0.92	48.95		268.4	3.73	88.42		12.43
Sulphur Con.	14.65	0.81	0.41	42.52	189.74	8.23	1.86	61.31	22.05
Tailing	76.88	0.065	0.083		4.5	3.47	1.97		2.74
Ore	100.00	1.44	3.23	10.16	126.07	100.00	100.00		100.00

To demonstrate a reasonable prospect for economic extraction a cut-off grade of 150 g/t silver equivalent (AgEq) was applied to the Resource blocks. The AgEq equation included the recovery rates for silver, lead and zinc as described in Table 1.2 with the exception of the benefit of sulphur in concentrate, was not included in the AgEq, but the saleable portion of the silver contained in a sulphur concentrate was. In addition to silver, lead and zinc mineralization the GC deposit has tin mineralization that is not insignificant. Further study is required prior to a decision on the economic recovery of tin, thus tin was not used in the AgEq equation for this report.

Silvercorp employed the polygonal method to estimate mineral resources for the GC property, the same method used at its other operations in China. Details of the methodology are discussed in detail in Section 17. The Mineral Resources at a recovered silver equivalent cut-off grade of 150 g/t are summarized below in Table 1.3 and Table 1.4. The AgEq formula and price assumptions are discussed in detail in Section 17.

NI 43-101 Report GC Ag-Zn-Pb Project	8	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Table 1.3 Measured and Indicated Mineral Resources

Resource Classification	Tonnes	GRADE
		Ag (g)	Pb %	Zn %
Measured	374,000	233	1.83	3.19
Indicated	6,034,000	132	1.47	3.35
Total	6,408,000	138	1.49	3.34

Table 1.4 Inferred Mineral Resources

Resource Classification	Tonnes	GRADE
		Ag (g)	Pb %	Zn %
Inferred	7,892,000	121	1.45	2.70

AMC is of the opinion that Silvercorp has sufficient drilling and sampling and has completed adequate bench scale metallurgical testing to complete a prefeasibility study or begin a feasibility study on the GC Project. The study would include a mine design based on the resource model, an investigation regarding a suitable scale of operation as well as preliminary studies completed on geotechnical, environmental, and infrastructure requirements. Cost estimates based on factored or comparative prices should be researched and applied to the Resource blocks in the Resource model for Resource to Reserve conversion parameters.

Silvercorp has a good understanding of the geology and mineralized trends on the property. AMC notes that the veins outlined to date have not been closed off by drilling and it is anticipated that ongoing exploration will continue to increase the overall resource and upgrade the classification of known resources.

Mineral Resources estimates were prepared by Silvercorp and reviewed and classified by AMC following CIM best practices. The result of the update was an increase of 250% in the sum of the Measured and Indicated Resources for the project.

As of May 2009, Silvercorp has made the following progress in applying for a mining permit and advancing the project towards production:

NI 43-101 Report GC Ag-Zn-Pb Project	9	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

  An Environmental Assessment Report was completed in March 2009 and passed a review by an expert panel appointed by the Environmental Production Bureau of Guangdong. Pending receipt of the final approval, a mining permit application can be submitted to the Ministry of Land and Resources of China in Beijing.
  Silvercorp has engaged a Chinese engineering firm with Class A qualifications in mine and mill design to provide a full mine and mill design for the project.

Silvercorp’s mining experience includes majority ownership of four mines in the Ying Mining District of Hunan Province in central China held in two Sino-Foreign Cooperative Joint Venture companies. In addition, Silvercorp owns and operates two flotation mills in the Ying Mining District.

The company has budgeted approximately $4 million for the GC Project in 2009 (fiscal 2010) for exploration, mine and mill designs, permitting, associated reports and reporting. The exploration program will be composed of approximately 3,000m of diamond drilling. A Chinese firm has been engaged for the mine and mill design.
AMC has reviewed Silvercorp’s exploration and development plans and budget and is of the opinion that they are well conceived and appropriate to the stage of the project. AMC recommends Silvercorp conduct the program as proposed subject to funding and any other findings or events during the exploration and design phase. AMC makes the following recommendations with respect to resource estimation:

1)	AMC would recommend that Silvercorp undertake variography studies to refine the understanding of the grade distribution and utilize a kriging or inverse distance weighting approach to grade interpolation prior to future resource and reserve estimations.
2)	Continue the wax immersion bulk density measurements and continue to analyse the data on a vein by vein basis. AMC would suggest a sulphur or sulphide analysis as a basis for the bulk density assumptions.
3)	Carry out further studies into the potentially economic Sn and S components of the milling process.
4)	Carry out further metallurgical and mining studies into the oxidized zone prior to a future resource and reserve estimation.
5)	Consider the use of either electro-magnetic or induced polarization/resistivity surveys to help predict the orientation and extent of the structures bearing pyrite and/or galena.
6)	AMC recommends that the underground workings be reopened once the mining permit has been granted and that consideration be given to collecting a bulk sample and undertaking a test mining program.

NI 43-101 Report GC Ag-Zn-Pb Project	10	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

2	INTRODUCTION

AMC Mining Consultants (Canada) Ltd (‘AMC’) was commissioned by Silvercorp Metals Inc . (‘Silvercorp’) to review and examine the latest resource data on the GC Ag-Zn-Pb Project in China prepared by Silvercorp’s geological staff.

In 2008, Silvercorp undertook a 10,082.6m diamond drill program which represents 43% of all the recorded drilling on the property. The Silvercorp geological staff updated the geological model for the property and re-estimated a Mineral Resource with the inclusion of the findings of the 2008 data. The result of the update was an increase of 250% in the sum of the Measured and Indicated Resources for the project.

The review of the GC Project was based on published material researched by AMC, as well as data, professional opinions and unpublished material submitted by the staff of Silvercorp Metals Inc. or its subsidiaries. Much of the data came from reports prepared and provided by Silvercorp. The review of the resource estimation parameters was conducted both during the site visit to the GC Project and during the audit of the resource estimate in May, 2009. A previous report on the project was completed by SRK Consulting Engineers and Scientists (‘SRK’) for Silvercorp on the GC (Gaocheng) Ag-Zn-Pb Project and the Shimentou Au-Ag-Pb-Zn project in 2008. SRK prepared a NI43-101 technical report dated April 2008 (Dr. Anson Xu et.al. 2008).

Mr. Brian O’Connor, Principal Geologist of AMC, visited the GC property in order to review and act as the Qualified Person for a NI 43-101 compliant Technical Report providing an update on the project and resource estimate. The new resource estimate includes resources newly identified after Silvercorp acquired the property. From March 27th through March 30th, 2009, Mr. O’Connor visited the GC Project. During his visit, Mr. O’Connor reviewed exploration data and drill cores, visited drill exploration sites, surface trenches, outcrops and adits. In addition, Mr O’Connor completed a site visit of the ALS Chemex assay facility. The principal focus of the site visits was to examine and audit the current resource information.

All currency amounts and commodity prices are stated in US dollars. Quantities are stated in metric (SI) units. Commodity weights of measure are in grams (g) or percent (%) unless otherwise stated. Table 2.1 contains a glossary of terms and abbreviations.

This report includes the tabulation of numerical data which involves a degree of rounding for the purpose of resource estimation. AMC does not consider any rounding of the numerical data to be material to the project.

NI 43-101 Report GC Ag-Zn-Pb Project.Docx	11	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

This report has been produced in accordance with the Standards of Disclosure for Mineral Projects as contained in NI 43-101 and accompanying policies and documents. NI 43-101 utilises the definitions and categories of mineral resources and mineral reserves as set out in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines (CIM Code).

2.1	Terms and Abbreviations

Table 2.1 Terms and Abbreviations

Abbreviation	Name
%	percent(age)
<	less than
>	greater than
Ag	silver
AgEq	silver equivalent
AMC	AMC Mining Consultants (Canada) Ltd
ASL	Above Sea Level
Au	gold
Bi	bismuth
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimetre
Cu	copper
g	gram
g/t	gram/tonne
GC	Gaocheng
GIGS	Guangdong Institute of Geological Survey
HQ	drillcore size
kg	kilogram
km	kilometre
KV	kilovolt
m	metre
mm	millimetre
Mo	molybdenum
NE	northeast
NI 43-101	National Instrument 43-101
NQ	drillcore size
NWW	north west west
[o] C	degree Celsius
oz	ounce
Pb	Lead
PQ	drill core size
QA/QC	Quality Assurance / Quality Control
SEDAR	System for Electronic Document Analysis and Retrieval
SG	Specific Gravity
SI	System International d'Unites
Sn	tin

NI 43-101 Report GC Ag-Zn-Pb Project	12	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

(Table 2.1 cont’d)
Abbreviation	Name
SRK	SRK Consulting
SW	southwest
t	tonne
US$	United States Dollar
W	tungsten
WO3	tungsten oxide
Zn	zinc
1troy ounce = 31.1035 grams
1 tonne = 2204.62 pounds

NI 43-101 Report GC Ag-Zn-Pb Project	13	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

3	RELIANCE ON OTHER EXPERTS

AMC in preparing this report has relied on various geological maps, reports and other technical information provided to AMC by Silvercorp. AMC has reviewed and analysed the data provided and drawn its own conclusions augmented by its direct field observations. The key and relevant information used in this report is listed in the References chapter at the end of this report.

Much of the original information was in Chinese, prepared by Mr. Qiang Wang, Chief Geologist of Anhui Yangtze, and his staff. Translations of key and relevant technical documents and data into English were done by Mr. Hongen Ma, M Sc. (Geology), and Mr. Myles Gao, P Geo. Both are fluent in Chinese and competent in English. Legends and other text on many of the maps were translated by Bei Sun, a bilingual draftsperson for Silvercorp. The author believes the translations to be credible and generally reliable but cannot attest to their absolute accuracy.

Silvercorp’s internal technical information reviewed by AMC was adequately documented, comprehensive and of good technical quality. It was gathered, prepared and compiled by competent technical persons. Silvercorp’s external technical information was prepared by reputable companies and AMC has no reason to doubt its validity.

While AMC has reviewed the documents and agreements provided by Silvercorp under which it holds title to the GC Project we do not offer an opinion in these areas. We are not experts in land, legal, environmental and related matters and therefore we have relied (and believe there is a reasonable basis for this reliance) in this report on Silvercorp who contributed the information regarding legal, land tenure, corporate structure, permitting, land tenure and environmental issues, property description and location.

NI 43-101 Report GC Ag-Zn-Pb Project	14	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

4	PROPERTY DESCRIPTION AND LOCATION

The GC property is located in Yun’an County, Yunfu City, Guangdong Province, People’s Republic of China.

Figure 4.1   GC Property Location Map

4.1	Exploration Permit

In 2008, Silvercorp acquired 100% of the shares of Yangtze Gold Ltd. (Yangtze Gold), a private British Virgin Island (BVI) company, which in turn wholly owns Yangtze Mining Ltd. (Yangtze Mining). Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (Anhui Yangtze). The exploration permit for the GC Project is owned by Anhui Yangtze. A copy of original permit is attached in Appendix I.

NI 43-101 Report GC Ag-Zn-Pb Project	15	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

The boundaries of the exploration permit have not been surveyed and no boundary markers have been staked in the ground. The GC Project exploration permit is under the process of conversion to a mining permit. Silvercorp has informed AMC that the significant documents required for the mining permit application have been prepared and submitted. Silvercorp expects the mining permit to be issued in late of 2009. Explosives cannot be used on the property until the mining permit has been issued.

The grid system used for the GC Project is the Beijing Geodetic Coordinate System l954. Altitude is referred to the Yellow Sea 1956 Elevation System. The project survey control points were generated from three nearby national survey control points.

The village of Gaocheng is located within the GC Project boundary.

AMC is not aware of any additional royalties, back-in rights, payments, agreements, environmental liabilities or encumbrances particular to the property to other than those stated above.

Approximate boundaries of the GC Project area are as follows.

Table 4.1	Property Boundary of the GC Property

Point	Geographic Coordinates		Gauss Coordinates
	Longitude E	Latitude N	X	Y
1	111 °532453	22 °552453	2537018.36	37591895.13
2	111 °552303	22 °552453	2537036.88	37594887.25
3	111 °552303	22 °542453	2535190.97	37594898.85
4	111 °532453	22 °542453	2535172.45	37591906.37

NI 43-101 Report GC Ag-Zn-Pb Project	16	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Table 4.2 The GC Exploration Permit owned by Anhui Yangtze

Permit No.	No. 4400000730248
Owner	Anhui Yangtze Mining Co. Ltd.
Location	Yun’an County, Guangdong Province
Name of the Project	General prospecting of silver multi-metallic mineral resource at
Gaocheng, Yunfu City, Guangdong Province
Map Sheet No.	F49E007016
Mine Area	5.54 Km2
Valid Period	2007-12-29 to 2009-11-24
Issued Date	Dec. 29 2007
Exploration unit	Guangdong Provincial Institute of Geological Survey

Figures 4.2 through 4.4, supplied by Silvercorp and validated by AMC, demonstrate some of the features of the GC Project area.

Figure 4.2 Adit at site ML5

NI 43-101 Report GC Ag-Zn-Pb Project.	17	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 4.3 A waste dump in the foreground

Figure 4.4 Topography of the GC Project Area

NI 43-101 Report GC Ag-Zn-Pb Project.Docx	18	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

4.2	Mining Permit

In compliance with Chinese regulations for obtaining a mining license, a Chinese qualified agent, the Guangdong Geological Survey Institute (GGSI) has also prepared a Geological Report on the GC Permit dated September 30, 2007. The report summarizes the geology and exploration of the GC permit, and contains a resource estimate conducted in accordance with Chinese Resource Standards. The GGSI resource estimate was accepted by the Mineral Resources and Reserves Examination Center (MRREC) of the Ministry of Land and Resources PR China (MLR) based in Beijing which issued a "Resource Estimate Confirmation Letter" on December 24, 2007, which has, in turn, been accepted for filing by the Department of Land and Resource of Guangdong Province, thus allowing Anhui Yangtze to apply for a mining license on the GC Permit, based on the resource estimate.

Silvercorp has progressed on the mining permit application for the GC Project. The key reports required for applying for a mining permit include a Resource Utilization Plan Report, an Environmental Assessment Report, a Geological Hazards Assessment Report and a Soil Conservation Plan Report. The Company has received the notice of approval from the MLR for the start of the mining permit application on the project and compilation of the various reports are either underway or are to be commenced shortly.

Once all required reports are completed and positive reviews or approvals are received, the application for the mining permit will be filed with the MLR in Beijing. Based on the working guideline published by the MLR, it takes 45 business days for the MLR to make a decision after a completed application is submitted.

NI 43-101 Report GC Ag-Zn-Pb Project	19	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

5	ACCESSIBILITY, CLIMATE, RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The GC Project is located around Gaocheng Village of Gaochun Township, Yun’an County, Guangdong Province, China. Altitudes in the region range from 78.0m to 378.0m above sea level (ASL), usually 150-250m ASL, with relative differences of 50-150m. Vegetation is in the form of secondary forests of pine and hardwoods, bushes and grasses. Top soil covers most of the ground. Outcrops of bedrocks can only be observed in valleys.

The GC Project is located west of the metropolitan city of Guangzhou, the capital of Guangdong Province. Guangzhou is located about 120 km northwest of Hong Kong and has a population of almost 12 million registered residents and temporary migrant inhabitants in December of 2007, according to an economic report released by the Guangzhou Academy of Social Science. It is serviced by rail and daily flights from many of China’s larger population centres. Access to the GC Project from Guangzhou is via 178 km of four lane express highway to Yunfu, then 48 km of paved road to the project site. A railway connection from Guangzhou to Yunfu is also available.

The region belongs to sub-tropical monsoon climate with average annual temperature of 20-22oC. Rainfall is mainly concentrated in spring and summer from March to August. Winters feature short periods of frosting. The GC Project would be able to operate year round.

Streams are well developed in the area, the Hashui River flows in the GC Project area. There is a reservoir upstream of the GC Project area. Small hydro power stations are developed in the region that are connected to the provincial electrical grid. There is a 10KV power line across through the project area.

The topography offers a number of opportunities for waste rock and tailings storage proximal to the resource to 5 km from the resource.

The economy of Yun’an County mainly relies upon agriculture and some small township industrial enterprises. Labour is locally available, and technical personnel are available in Yunfu and nearby cities. The Gaocheng village is located within the GC project area.

NI 43-101 Report GC Ag-Zn-Pb Project	20	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

6	HISTORY

Various state-sponsored Chinese Geological Brigades and companies have conducted geological and exploration work in the project area. Systematic regional geological surveys covering the area started in 1959. The following is a brief history of the exploration work in the area:

During 1959 to 1960, No. 763 Geological Brigade of Guangdong Bureau of Geology conducted a 1:200,000 regional geological survey and mapping, and regional prospecting of mineral resources in the area. A geological map and geological reports were published.

In 1964-1967, Comprehensive Study Brigade of Guangdong Bureau of Geology conducted general prospecting and 1:50,000 geological mapping in the area including the project area, and submitted a geological report.

In 1983, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 airborne magnetic survey covering the project area.

In 1988, the Regional Geological Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 stream sediment survey, which covers the project area.

In 1991, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 gravity survey covering the project area.

In 1995, Ministry of Geology and Mineral Resources completed the compilation and interpretation of 1:1,000,000 geochemical, geophysical and remote sensing surveys covering the area.

During 1995 and 1996, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:50,000 soil survey, and defined some large and intensive Pb, Zn, Ag, Sn, W and Bi geochemical anomalies, which covers the project area.

During 1990 and 2000, Guangdong Provincial Institute of Geological Survey conducted a 1:50,000 stream sediment survey which covers the project area, and defined several intensive comprehensive anomalies of Pb-Zn-Ag-Sn-Mn, leading to the discovery of GC deposit.

NI 43-101 Report GC Ag-Zn-Pb Project	21	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

During 2001 and 2002, and again in 2004 and 2005, Guangdong Provincial Institute of Geological Survey conducted general prospecting at the GC Project area, and defined some mineralized bodies and estimated mineral resources of the GC deposit.

During 2006 and 2007, contracted by Yangtze Mining, the Guangdong Provincial Institute of Geological Survey conducted a detailed prospecting at the GC Project area, completed a 36-hole, 11,470m surface diamond drilling program and 1,964m3 of trenching and surface stripping, to update and upgrade the mineral resources of the GC deposit. A summary of the historical work between 2001 and 2007 is shown in Table 5.1. Table 5.2 contains a drill record for the same period.

Table 6.1 Historical Exploration Work 2001-2007

Program	Unit	Work completed
		2001 - 2002	2004 - 2005	2006 - 2007	Total
1:10,000 Soil survey	km2	4.0			4.0
1:10,000 soil profiling	km	12.4			12.4
1: 5,000 Hydrogeological survey	km2			12.5	12.5
1:10,000 Geological survey	km2	15.0			15.0
1:5000 Geological survey	km2		5.3		5.3
1:2000 Geological survey	km2			4.5	4.5
1:2000 topographic survey	km2			4.5	4.5
Exploration line survey	km	3.8	2.0	6.7	12.5
Diamond drilling	m	1,010.3	983.6	11,469.8	13,463.7
Trenching (pitting)	m3	3,888.0	3,582.5	1,964.1	9,434.6
Tunnelling	m	66.0			66.0
Tunnel clean-up	m	197.2		302.6	499.8
Tunnel geological mapping and sampling	m	637.2		632.6	1,269.8
Control point survey	point			42.0	42.0
Survey of engineering points	point		23.0	222.0	245.0
Hydrogeological observation hole	point			2.0	2.0
Soil samples	sample	1,116.0			1,116.0
Chemical analysis samples	sample	454.0	182.0	2,849.0	3,485.0
Internal checking samples	sample	17.0		275.0	292.0
External checking samples	sample			150.0	150.0
Rock survey samples	sample	41.0			41.0
Thin and polishing sections	piece	34.0	8.0	27.0	69.0
Composite samples	sample	2.0		26.0	28.0
Spectrum analysis sample	sample			1.0	1.0
Small specific gravity samples	sample			62.0	62.0
Artificial heavy mineral sample	sample			1.0	1.0

NI 43-101 Report GC Ag-Zn-Pb Project	22	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

(Table 6.1 cont’d)
Program	Unit	Work completed
		2001 - 2002	2004 - 2005	2006 - 2007	Total
Multiple element samples	sample			3.0	3.0
Water quality samples	sample			11.0	11.0
Rock and ore samples	sample			38.0	38.0
Sample for metallurgical test	sample			1.0	1.0
Metallurgical testing	test			1.0	1.0

Table 6.2 Record of Drilling 2001-2007

Year Drilled	PQ (m) 85mm	HQ (m) 63.5mm	NQ (m) 47.6mm	Total (m)
2001-2005		1,993.9		1,993.9
2006-2007	420.3	5,179.7	5,869.9	11,469.8
Total (m)	420.3	7,173.6	5,869.9	13,463.7

6.1	History of Mining

Silvercorp informed AMC that prior to Yangtze Mining acquiring the GC Property, illegal mining activity resulted in the excavation of several tunnels and small scale mining of veins V2, V2-2, V3, V4, V5, V6 and V10.

The Guangdong Provincial Institute of Geological Survey (GIGS) reported a total of 1,398m of excavation comprised of 10 adits and tunnels had been completed on the property through the illegal activity. In 2002, GIGS developed 66m of tunnel to crosscut veins V5 and V5-1. GIGS sampled and mapped adits ML1 to ML5, ML6, ML7, ML9, and PD12.

Yangtze Mining, after their purchase of the property in 2005, mapped and sampled the accessible tunnels ML5 and ML8. Tunnel ML5 has exposure to vein V10 and tunnel ML8 has exposure to vein V2-2. Assay results of tunnel samples were used in resource estimation. Table 6.3 details the underground workings and work completed.

NI 43-101 Report GC Ag-Zn-Pb Project	23	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Table 6.3 Details of Underground Workings

Tunnel/Adit	Length of Tunnel/Adit (m)	Vein intersected	Samples No. Collected	Mapped and Sampled By
ML1	156	V4	12	GIGS
ML2	70	V3	1	GIGS
ML3	2	V4	6	GIGS
ML4	41	V4	3	GIGS
ML5	324	V10	13	Yangtze
ML6	438	V2	25	GIGS
ML7	45	not named, parallel to V4		GIGS
ML8	246	V2-2	19	Yangtze
ML9	46	V4		GIGS
PD12	28	V6	3	GIGS
PD4401	66	V5	5	GIGS

AMC visited the tunnel sites but was not able to access them as most entrances were blocked for safety reasons. There is no detailed reconciliation data available for any of the mineralization extracted.

6.2	History of Mineral Resources

The Guangdong Provincial Institute of Geological Survey (GPIGS) prepared a resource estimate for nine mineralized veins for the GC Project after the 2004-2005 exploration season. The GPIGS has its own classification system of mineral resources/reserves which is different from CIM codes. AMC does not believe those resources are material to this report as they are non CIM – NI43-101 resource estimates and have been superseded by estimates that are.

Prior to this report a resource estimate for the GC Project was reported in a Technical Report by SRK dated April, 2008 and posted on SEDAR July 4, 2008. The Technical Report was entitled “Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China”. The SRK summary of the resource estimate at the GC Project for thirteen better-explored veins is listed as reported in Table 6.4.

NI 43-101 Report GC Ag-Zn-Pb Project	24	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Table 6.4 April 2008 Resources for the GC Project

Category	Tonnage	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)	Ag (kg)	Pb (t)	Zn (t)	Sn (t)
Measured	499,793	206.63	1.31	3.94	0.14	103,270	6,546	19,712	709
Indicated	1,329,903	100.45	1.51	2.36	0.13	133,590	20,040	31,362	1,772
Inferred (o)	707,237	238.50	1.01	0.10	0.08	168,682	7,121	673	561
Inferred (s)	6,574,146	112.92	1.42	3.32	0.13	742,361	93,669	218,002	8,619
Measured + Indicated	1,829,695	129.45	1.45	2.79	0.14	236,860	26,587	51,075	2,481
Inferred	7,281,383	125.12	1.38	3.00	0.13	911,043	100,790	218,675	9,179

     (o) – oxidized      (s) – sulphide

NI 43-101 Report GC Ag-Zn-Pb Project	25	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

7	GEOLOGICAL SETTING

7.1	Regional Geology

The factual information in this section has been primarily derived from the previous Technical Report on the property titled “Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China”, dated April, 2008.

The property is located at the north portion of the Yunkai uplift of the Southern China folding system, the east margin of the Luoding basin and east of the Wuchuan – Sihui major fault. Structurally, the deposit occurs at the intersection of a northeasterly striking fault zone and a near east-westerly striking fault zone. Northeast striking structures and arc structures form the basic geological framework of the region.

Figure 7.1 Tectonic Geology Map of Southern China

Regional outcrop includes Later Proterozoic Sinian sedimentary clastics and carbonate rocks, which host Ag-Pb-Zn multi-metallic deposits in the region, and Paleozoic Ordovician, Silurian, Devonian, Carboniferous sedimentary clastics and carbonate rocks which host some Cu-Pb-Zn, Mn and Au-Ag deposits, and Mesozoic Triassic coal-bearing clastics rocks, and Cretaceous red clastics rocks.

NI 43-101 Report GC Ag-Zn-Pb Project	26	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

There are three sets of structures in the region. The north-easterly striking structure is comprised of a series of folds and faults that host some mineralized bodies. The near east-westerly striking structure dips steeply, and contains structural breccias within the faulting zones. Alteration zones are formed along both sides of the regional structures. Typically quartz is the filling in the faults. The third structure set is the arc or ring structures including folds and faults surrounding the Daganshan granite zone. The Pb-Zn-Ag-Sn deposits and mineralization showings, as well as geochemical anomalies of Au-Ag-Pb-Zn etc. occur in the arc or ring structural zone.

Magma intruded in the centre of the arc/ring structure. The intrusives include Paleozoic granite batholiths, and Mesozoic granite stocks and dykes. The Mesozoic stocks and dykes intruded in the inner zone of the arc/ring structure, and are associated with the Pb-Zn-Ag multi-metallic mineralization in the region.

The regional geochemical surveys defined multiple anomalies of Ag, Au, Pb, Zn etc. along the arc/ring structural zone. The GC deposit occurs in one of the anomalies.

Mineral deposits are abundant in the region. The Dajiangping Pyrite deposit, the Dajinshan W-Sn multimetallic deposit, the GC Pb-Zn-Ag deposit, the Jianshan-Shimentou Pb-Zn-Ag deposit, the Jiuquling Sn deposit, as well as many mineralization sites and showings, have been discovered in the region.

NI 43-101 Report GC Ag-Zn-Pb Project	27	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 7.2 Regional Geological Map

7.2	Property Geology

The GC Project is located in the northeastern margin of the Luoding basin, which is at the middle portion of the Yunkai uplift in the Hua’nan (South China) Fold System. The deposit is located at the intersection between Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone.

NI 43-101 Report GC Ag-Zn-Pb Project	28	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 7.3 Property Geology Map

7.2.1	Stratigraphy

Outcrop in the project area includes the Sinian Daganshan Formation which is composed of quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite, argillaceous limestone; the Triassic Xiaoyunwushan Formation which is made up of quartz sandstone and shale; and the Cretaceous Luoding Formation of sandy conglomerate and conglomerate.

NI 43-101 Report GC Ag-Zn-Pb Project	29	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

7.2.2	Structures

The project area is situated in the southwest part of the Daganshan uplift. Structures developed in the area are mainly the NWW striking Gaocheng Fault zone, the NE striking Baimei Fault zone, and the Songgui Fault zone.

Figure 7.4 Two sets of joints (NE- and NWW-striking) were exposed in trench TC059

The NWW-striking fault zone is the main mineralization bearing structure in the deposit, and is also the most developed and the largest fault zone of the three. The Gaocheng Fault zone is part of the NWW structure. Most of the defined veins (V2-2, V2, V2-0, V2-1, V3, V4, V5, V5-1, V6, V6-0, V7, V7-0, V7-1, V8, V8-0, V8-1, V9, V9-0, V9-1, V13, V14, V15, and V15-1) are found in this fault zone. The fault zone is about 4.8km long and about 2000m wide with more than ten nearly parallel faults within a granite zone and the Cretaceous Luoding Formation. It strikes at 290°, dips SSW at angles of 60-80°, and is the main mineralization hosting structure in the area.

It is has been observed that the NE-striking faults cut through the NWW-striking structures with no or minor displacement. Mineralization veins such as V10, V10-1, V11 and V12 are controlled by the NE-extending fault zones.

The following two photos are of the NWW and NE striking faults. The faults demonstrate a sharp contact between the veins and the host rock.

NI 43-101 Report GC Ag-Zn-Pb Project	30	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 7.5 Fault Planes

a)	Vertical and smooth fault plane of V10 Vein in an open stope of Tunnel ML5.	b)	Vertical and smooth fault plane of V2-2 Vein in an open stope of Tunnel ML5

As shown in Figure 7.6, the faults were formed by multiple ductile and tension movements.

Figure 7.6 Multiple Ductile and Tension Movements

a)	Rounded breccias seen in drill core of ZK3204	b)	Angular breccias seen in drill core of ZK ZK3605

7.3	Magmatic Activities

A series of magmatic events occurred on the GC property. Intrusives include Paleozoic gneissic, medium-grained biotite granite, and Mesozoic fine- to medium-grained adamellite, brownish, fine-grained, biotite mylonite, granite porphyry, quartz porphyry, diabase, aplite. The Mesozoic intrusives intruded along the south and southwest contacts of the Paleozoic granites. The majority of Ag-Zn-Pb mineralization is hosted by the Mesozoic granite.

NI 43-101 Report GC Ag-Zn-Pb Project	31	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

A number of drill holes have pierced the footwall of the granite. The footwall elevation contour indicates that the granite dips to south and strikes to west northwest, which is parallel to the majority of mineralized veins on the GC property. The main mineralized veins V2 and V6 occur in the fault zones that are nearer to the footwall of the intrusives.

Figure 7.7 Granite Footwall Elevation Contour Map

NI 43-101 Report GC Ag-Zn-Pb Project	32	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

8	DEPOSIT TYPES

The factual information in this section has been primarily derived from the previous Technical Report on the property titled “Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China”, dated April, 2008.

The poly-metallic mineralization of the GC deposit belongs to the mesothermal vein infill style of deposit and exhibits the following characteristics:

  The mineralization occurs as veins which are structurally controlled within broader alteration zones. The alteration can reach more than a few meters along the faults distributing in both hanging wall and footwall.

  The veins have a sharp contact to the host rocks and steeply dip at angles between 60-85°.

  In general, the Ag-Zn-Pb mineralization occurs along the strike of the faults. The veins have true widths varying from just over 0.1m to over 10m.They have been traced for over about 1250m along the strike, and approximately 550m down dip.

NI 43-101 Report GC Ag-Zn-Pb Project	33	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

9	MINERALIZATION

The factual information in this section has been primarily derived from the previous Technical Report on the property titled, “Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China”, dated April, 2008. The tables and comments have been revised where warranted.

The 5.54 km2 GC Project area is crossed by mesothermal silver-lead-zinc quartz-pyrite veins in steeply-dipping fault-fissure zones which cut Mesozoic granite.

9.1	Vein Structure

Structurally, the GC vein systems all appear to be generally similar, occupying steeply-dipping fault-breccia zones which trend most commonly northwest-southeast and less commonly northeast-southwest. The structures extend for hundreds to a few thousand meters along strike and are often filled by silicified structural breccias and cataclastic rocks of residual blasto-cataclastic texture and blastogranite texture, or are mapped as discrete zones of altered bedrock (mainly granite) with local selvages of quartz-pyrite veinlets.

The veins occur as steeply-dipping, tabular or splayed veins, commonly as sets of parallel and offset veins. Individual veins along the structures thin and thicken, from less than one meter up to tens of meters in width, in classic “pinch-and-swell” fashion. The pinching and swelling are the result of flexural irregularities from movement along the structure, with “swells” representing zones of dilation. The dilation zones (swells) are often sites of high-grade pockets or “ore shoots.”

9.2	Mineralogy

The mineralized veins in the GC area occur in relatively permeable fault-breccia zones and are extensively oxidized from the surface to depths of about 40m. Within this zone, the veins show many open spaces with conspicuous boxwork lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include kaolinite, hematite, and limonite.

The dominant sulphide is pyrite, typically comprising a few percent to 13% of the vein. Other constituents are a few percent of sphalerite, galena, pyrrhotite, arsenopyrite, magnetite and less than a percentage of chalcopyrite and cassiterite. Metallic minerals in much smaller amounts include argentite, native silver, bornite, wolframite, scheelite, and antimonite. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, etc., with a small amount or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite and tourmaline, etc.

NI 43-101 Report GC Ag-Zn-Pb Project	34	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Pyrite, Pyrrhotite, Arsenopyrite. These are the main iron sulphide minerals and occur in both disseminated and veinlets forms.

Galena. Coarse grains of galena appear in subhedral-anhedral crystals. Galena occurs primarily embedded in, and in contact with, sphalerite and pyrite. It fills between grains of pyrite along with sphalerite and chalcopyrite. It may replace pyrite.

Figure 9.1 Polished Core Shows Different Minerals and Alterations in Vein V2

sp- sphalerite; gl – glena; py – pyrite; qz – quartz

Sphalerite. Sphalerite mostly appears as xenomorphic granular shape, partially in subhedral granular shape. It commonly embeds into galena and pyrite, and fills between the grains of pyrite associated with galena and chalcopyrite, replacing slightly over pyrite.

NI 43-101 Report GC Ag-Zn-Pb Project	35	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Copper minerals. Copper-bearing minerals are mainly chalcopyrite, and a trace amount of bornite and tetrahedrite. Usually chalcopyrite appears in anhedral crystals, embedding and edging along sphalerite, galena, pyrite and arsenopyrite.

Silver minerals. Silver minerals are visible native silver and argentite, which mainly occur as embedded form in galena and anhedral pyrite, partially between the grains of pyrite, galena and sphalerite.

Cassiterite. Cassiterite mainly appears as disseminate anhedral grains, mostly between the grains of quartz, chlorite and hornblende, partially between the grains of galena and pyrite.

Mineralization Types. The Ag-Zn-Pb mineralization in the deposit can be divided into two types: primary and oxidized.

Primary mineralization. Is mainly composed of galena-sphalerite-silver ore minerals which occur sparsely, disseminate, and as veinlets and lumps. The type accounts for 95% of the entire mineral resource.

Oxidized mineralization. This occurs on and near the surface as a result of oxidization of the primary mineralization.

Alteration. Alteration minerals associated the GC vein systems include silica, sericite, pyrite and chlorite, together with clay minerals and limonite. Silicification is common near the center of the veins, chlorite and sericite occur near and slightly beyond the vein margins.

The mineralization is commonly associated with alteration distributed along the fault-breccia zone. A zonation of alterations is visible. From the centre out, the alterations change from pyritization, + fluoridization, to silicification + potassium felsparization + sericitization, to silicification + chloritization + kaolinization.

Silica, pyrite, fluorite, and chlorite are closely related to the mineralization.

9.3	Characteristics of the Mineralized Veins

Based on surface mapping, trenching, tunnelling and drilling, the characteristics of 27 veins have been identified on the GC property are described as follows. V14, V15, and V15-1 were only encountered by single drill holes and veins V12 and V9-0 only contained very low-grade mineralization. As such they are not included in the descriptions below.

NI 43-101 Report GC Ag-Zn-Pb Project	36	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

All of the veins strike north-westerly and dip to the southwest with a dipping angle ranging from 55o to vertical, with the exception of veins V10 and V10-1 which extends to the northeast and dips steeply to the southeast.

Table 9.1 Dimensions and Occurrences of Mineralized Veins

Vein #	Length (m)	Defined Inclined Depth (m)	Elevation of defined Depth (m)	Strike/Dip	Average Dip Angle	Average True Thickness (m)
V2	948	516	-364	175-215° <60-84°	72	3.35
V2-0	596	458	-326	200° <60-84°	69	0.55
V2-1	890	446	-312	130-200° <41-84°	70	1.28
V2-2	932	569	-420	180-200° <42-84°	70	1.14
V3	158	238	-96	200° <80-85°	81	0.53
V4	291	318	-142	200° <70-88°	80	0.93
V5	706	430	-172	180-200° <70-88°	74	0.46
V5-1	464	380	-96	200° <60-88°	73	1.18
V6	1106	659	-485	165-265° <60-84°	70	2.24
V6-0	800	445	-329	200° <65-70°	67	1.45
V7	800	383	-180	128-200° <39-81°	70	0.76
V7-0	720	350	-165	200° <63-81°	72	1.31
V7-1	796	342	-172	200°<61-83°	73	0.77
V8	208	272	-28	200°<56-88°	75	1.07
V8-0	100	211	19	200°<78-88°	84	0.29
V8-1	203	87	135	200°<78-88°	85	0.56
V9	300	442	-245	200° <70-85°	76	1.36
V9-0	198	441	-239	200° <83°	83	1.99
V9-1	300	402	-232	200°<66-82°	76	0.58
V10	298	281	-94	55-200° <65-75°	70	2.58
V10-1	493	230	-56	123° <62-70°	68	0.77
V11	185	201	-229	123° <66-70°	69	1.08
V13	200	391	-179	200°<77-81°	79	1.15
V14	200	255	-80	200°<77-78°	78	0.83
V15	100	253	-68	200°<77-78°	77	3.9
V15-1	100	135	84	200° <78°	78	0.57

Resources by vein are listed in Tables 17.7 and 17.8.

V2. The vein has the highest contained metal in the resource. The vein occurs in a granite body within the NWW-striking fault, F7. The vein occurs with a defined length of 1255m and defined depth of 466m. The vein remains open at depth.

NI 43-101 Report GC Ag-Zn-Pb Project	37	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

V2-0. Located 4 to 36m southwest of the V2 vein and intersected by 25 drill holes, the V2-0 vein has been exposed over 700m along strike and 495m along dip.

V2-1. Located about 30m east of and in the hanging wall of the V2 vein. It has a defined length of 815m, an inclined depth of 448m. The mineralization remains open at depth.

V2-2. The vein occurs in granite, about 30m west of and in the footwall of the V2 vein. It has a defined length of 918m, a defined depth of 548m.

V3. Located in the north part of the property. It is hosted in the mineralization-bearing fault, F3, within a granite.

V4. Located in the central part of the property. The vein outcrops on the surface with length of approximately 2000m. Currently the mineralization is defined in two sections. The northwest section occurs in the strata with a defined length of 265m which has only been explored on the surface and in shallow depth. The southeast section occurs in the granite with a defined length of 750m, a depth of 251m, downward the elevation of -92.1m ASL. It is open at depth.

V5-1. It is about 240m from the V2 vein. The vein occurs in the granite. The vein has a defined length of 608m, a defined depth of 162m,

V6. Is another of the major mineralized veins in the deposit. The vein is about 80-150m from the V2 vein and hosted in granite. The vein occurs in fault F8. The vein extends over of 1140m of strike length and a depth of 618m.

V6-0. The vein is parallel to and 25 to 30m southwest of the V6 vein and defined over 100m along strike and 450m along dip. The vein was encountered by four drill holes.

V7. A major vein in the property in resource tonnes. Average silver grades are generally lower than the other veins in the resource. The vein is about 100m from the V2 vein. This vein is hosted by the fault F8 in granite. It has a defined length of 891m, a defined depth of 315m.

V7-0. Located 15 to 50m southwest of the V7 vein. Vein V7-0 is observed to extend 933m along strike and 627m along dip. It has been intersected by 31 drill holes.

V8, V8-0 and V8-1. The V8 series of veins are parallel to each other and are over tens of meters apart. Veins V8-0 and V8-1 have higher than average silver grades. V8-0 is exposed over 300m along strike and 220m along dip while V8-1 is observed to be 206m in length and 97m in height.

NI 43-101 Report GC Ag-Zn-Pb Project	38	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

V9. This vein was intersected by 12 drill holes. The vein is located between the V5-1 and V8 veins and is exposed over 915m along strike and 439m along dip.

V9-1. This vein is located between the V8 and V9 veins and is observed to extend over 550m along strike and 440m along dip. Eight drill holes encountered the vein.

V10. One of the major veins on the property. The vein occurs along the fault F19 within granite. The vein occurs as a narrow vein with local swells. The V10 vein is nearly perpendicular to the veins V6, V2-2, V2, V2-1, V7, V7-1 and V5. It has a defined length of 553m, a defined depth of 174m.

V10-1. The vein is located 50 to 90m southeast of the V10 vein and is defined by 14 drill holes. It extends approximately 490m along strike and 277m down dip.

V13. This vein is located between the V9-1 and V8 veins. The vein is exposed over 500m and 300m along strike and dip, respectively.

9.4	Other Mineralization Features

The following are additional mineralization features of the GC deposit.

1.	The high grade Ag-Zn-Pb mineralized shoots usually occur at the intersections of the NWW and east-west striking faults, in which the shoots plunge to east.
2.	Within breccia zones of a fault, Ag-Zn-Pb mineralization is intensive, continuous, and wide.
3.

Individual metal grade contours of the mineralized veins indicates that the Zn mineralization is more common than Ag and Pb. Usually Ag and Pb are locally concentrated. Ag mineralization plunges to east southeast as seen in V2 and V6 veins.

NI 43-101 Report GC Ag-Zn-Pb Project	39	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 9.2 Pb, Zn, and Ag grade contour of Vein V2

NI 43-101 Report GC Ag-Zn-Pb Project	40	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 9.3 Pb, Zn, and Ag grade contour of Vein V6

NI 43-101 Report GC Ag-Zn-Pb Project	41	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

10	EXPLORATION

Exploration work by Silvercorp on the GC property was carried out in 2008. The program is summarized in Table 10.1.

Table 10.1 Main Programs Conducted on the GC Property by Silvercorp

Program	Unit	Work Completed
		2008
1:10,000 soil profiling	km	10
Diamond drilling	m	10,083
Trenching (pitting)	m3	740
Soil samples	sample	535
Chemical analysis samples	sample	2,139
Metallurgical testing	test	1

The diamond drilling undertaken in 2008 represented 43% of all the diamond drilling on the property.

10.1	Soil Geochemical Program

A 1:10,000 scale geochemical survey was done by taking samples from C-layer of top soils and the samples were assayed for Au, Ag, Cu, Pb, Zn, Mo, Sb, and As, etc. The program resulted in outlining significant Ag, Pb, and Zn anomalies, providing targets for surface trenching and pitting. Most of the veins on the property were discovered using the soil geochemical results.

In 2008, soil geochemical survey (1:10,000 scale) was carried out by Silvercorp through the collection of 535 samples within a 2.22 km2 area in the southern part of the property where no drilling had been previously performed. Three new Ag-Zn-Pb geochemical anomalies observed to be over 500m long and up to 250m wide were identified, providing priority drill targets with the potential to host additional veins.

NI 43-101 Report GC Ag-Zn-Pb Project	42	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 10.1 Soil Geochemical Anomalies of Ag, Pb, And Zn on the GC Property

Anomaly AS1 is located at the east of V4 vein along F4 fault. The anomaly is about 500m in length and 50 to 100m in width. The peak values of Ag, Pb and Zn are 2.1 ppm, 0.19% and 0.03% respectively. Trenching was carried out over the anomaly and mineralization was confirmed by the sample assay result.

AS2 anomaly is located between exploration line 1 and 12. It measures about 500m in length and 20 to 200m in width. The maximum values of Ag, Pb and Zn are 14.5ppm, 0.11% and 0.02%, respectively.

NI 43-101 Report GC Ag-Zn-Pb Project	43	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

AS3 anomaly is between exploration lines 28 to 44. Its length is about 500m. The anomaly ranges 20 to 50m in width from exploration lines 36 to 44 and expands to 250 wide at exploration 44.

10.2	Topographic and Geological Mapping

GIGS conducted a 1:10,000, 1:5,000 and 1:2,000 geological mapping programs, and a 1: 2,000 topographic survey covering the GC Project area. The geological mapping programs established stratigraphic sequences, size, and distributions of intrusive rocks and faults.

The grid system used for the GC Project is Beijing Geodetic Coordinate System l954. Altitude is referred to Yellow Sea 1956 Elevation System. The project survey control points were generated from three nearby national survey control points. The control points were surveyed using four NGS-9600 GPS receivers. Survey machines used for topographical survey and geological points, trenches, adits, and drill hole collars were Topcon GTS-Serial Total Station Instrument – XJ0747 and one NX2350 and Sokkia SET-230PK Total Station Instrument.

10.3	Trenching and Pitting

Based on the soil geochemical and surface mapping, Silvercorp conducted trenching and pitting programs on the GC property. The program exposed the mineralized veins on the surface and at shallow depth. A total of seven pits and one trench were dug by Silvercorp and exposed three veins. Table 10.2 contains the findings in detail.

Table 10.2 Trenches and Pits Completed by Silvercorp in 2008

Trench/pit	Section#	Azimuth	Volume	Vein exposed
			(m3)
BT08-1	40	240°	224	0.80 m wide V5-1, containing 25 g/t Ag
BT08-2	44	235°	24	0.95 m wide V7-0, containing 21 g/t Ag
BT08-3	52	210°	32.4	No vein intersected
BT08-4	52	310°	24	No vein intersected
BT08-5	52	340°	52.8	0.80 m wide V7-0, containing 61 g/t Ag
BT08-6	44	230°	33.6	0.65 m wide V5-1, containing 98 g/t Ag
BT08-7	30	340°	118.8	0.75 m wide V5-1, containing 18 g/t Ag
TC5201	52	185°	230.4	1.00 m wide V4, containing 0.31% Pb and 0.13% Zn

The trenches or pits were dug perpendicular to striking direction of a soil geochemical anomaly or alteration zone. The trenching or pitting is completed by digging into bedrock approximately 0.3 to 0.5m.

NI 43-101 Report GC Ag-Zn-Pb Project	44	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 10.2 Locations of Trenches and Pits on the GC property

10.4	Drilling

Table 10.3 2008 Drilling in Metres by Core Diameter

Year Drilled	PQ (m) - 85mm	HQ (m) - 63.5mm	NQ (m) - 47.6mm	Total(m)
2008	286.1	1,841.8	7,955.2	10,082

NI 43-101 Report GC Ag-Zn-Pb Project	45	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

11	DRILLING

A total of 65 diamond drill holes have been completed on the GC property since 2001 totalling 23,546.34m. During 2008, Silvercorp completed 22 hole, 10,082.6m drilling program, which resulted in the discovery of an additional 15 mineralized veins. Drill hole locations are shown in Figure 11.1. The drill hole collar, downhole survey and core recoveries are listed in Appendix VI and VII.

Figure 11.1 Drill-hole locations in the GC property

Diamond drill holes were drilled using PQ size in overburden, then reduced to HQ size for up to 100m depth. The remainder of a hole was drilled using NQ size unless the hole was required to drill over 600m in length. Drill core recoveries vary from 85 to 100% and average 99%.

NI 43-101 Report GC Ag-Zn-Pb Project.Docx	46	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Down hole surveys for a drill hole were done at every 50m using a Chinese made equivalent of a Sperry-Sun downhole survey tool. Drill hole collars were cemented after completion and locations of drill holes were marked using 50x30x20cm concrete blocks.

The drill cores were stored in a clean and well-maintained core shack in the town of Gaocun (Figure 11.2). Core shack are locked when nobody works inside and two attendants are on duty around the clock to maintain good security.

Figure 11.2 Drill Core Storage Facility

a)	Drill core racks in core shack	b)	Drill core racks in core shack

Meters of various drill core sizes are shown in Table 11.1.

Table 11.1 Meters of various drill core sizes drilled in different years

Year Drilled	PQ -85mm (m)	HQ-63.5mm (m)	NQ-47.6mm (m)	Total (m)
2001-2005		1993.91		1993.91
2006-2007	420.27	5179.68	5869.88	11469.83
2008	286.1	1841.76	7955.2	10082.6
Total (m)	706.37	7021.44	13825.08	23546.34

Figures 11.3 to 11.6 show drill-holes on various cross sections at the GC property. The widths in the figures are horizontal widths.

NI 43-101 Report GC Ag-Zn-Pb Project	47	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 11.3 Cross Section on Exploration Line 24

NI 43-101 Report GC Ag-Zn-Pb Project	48	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 11.4 Cross Section on Exploration Line 28

NI 43-101 Report GC Ag-Zn-Pb Project	49	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 11.5 Cross Section on Exploration Line 32

NI 43-101 Report GC Ag-Zn-Pb Project	50	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 11.6 Cross Section on Exploration Line 406

NI 43-101 Report GC Ag-Zn-Pb Project	51	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

12	SAMPLING METHOD AND APPROACH

The drill core is logged initially at the drill site and the mineralized or favourably altered intervals are moved to the surface core shack where they are logged, photographed and sampled in detail. Samples are taken prepared by cutting the core in half with a diamond saw. One half of the core is returned to the core box for archival storage, the other half is placed in a labelled cotton bag with the sample number written on the bag. The bagged core sample is then shipped to the laboratory for assaying.

Individual samples from the drill core are from veins that range in width from 0.05m to 12.03m. The veins consist of either massive sulphides or sulphide-bearing materials and can be easily identified and separately sampled from non-mineralized wall rock. Mineralized veins intercepted by drill cores were sampled in 1.5m maximum intervals and the distances cut where warranted by apparent wallrock.

Core recoveries are determined by measuring the actual amount of core recovered versus the length of the drilled interval from which the core was obtained. Core recoveries (calculated as percentage) are documented in the log. In general, the recoveries range from acceptable to excellent; although the recoveries vary somewhat from vein to vein.

Samples appear to have no apparent sampling or recovery difficulties that would affect the reliability of results. The samples appear to be representative and results of check samples show no apparent evidence of sample bias. Rocks sampled trenches, tunnels or in drill core are sulphide-rich veins that follow structures (faults). These veins are easily identified because of their bright metallic sulphides and they can be sampled with little difficulty.

The angle of the vein to core is determined by using the vein to core angles and cross-sectional correlations to determine the dip of the veins. The apparent thickness is then corrected to true thickness using simple trigonometry.

In AMC’s opinion, the sampling procedures and controls meet accepted industry standards. In general, the trench, chip and core samples appear to be representative of the areas examined and suitable for use in resource estimation.

NI 43-101 Report GC Ag-Zn-Pb Project	52	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Table 12.1 Individual Vein Characteristics

Vein #	Thickness		Ag		Pb		Zn
	Min (m)	Max (m)	Min (g/t)	Max (g/t)	Min (%)	Max (%)	Min (%)	Max (%)
V2	0.24	12.03	3	1110	0.01	13.2	0.01	17.4
V2-0	0.20	2.18	5	550	0.01	11.4	0.05	9.85
V2-1	0.17	4.28	6	780	0.04	2.24	0.2	8.73
V2-2	0.13	6.74	4	968	0.03	3.83	0.01	10.75
V3	0.29	2.55	34	1626	0.04	13.74	0.01	10.74
V4	0.47	3.46	41	584	0.06	1.62	0.04	6.01
V5	0.16	3.38	17	836	0.03	7.15	0.11	12.05
V5-1	0.12	2.58	5	409	0.01	2.62	0.03	21.96
V6	0.16	11.22	11	863	0.03	3.73	0.05	24.31
V6-0	0.16	4.84	6	461	0.02	8.25	0.58	9.14
V7	0.18	5.6	5	261	0.02	6.94	0.18	15.3
V7-0	0.21	2.12	13	670	0.02	8.37	0.02	13.84
V7-1	0.07	5.84	17	1200	0.02	4.62	0.41	10.65
V8	0.55	2.34	35	293	0.02	4.48	0.02	2.63
V8-0	0.20	0.69	265	742	0.09	0.14	0.22	0.3
V8-1	0.46	0.64	95	396	0.07	2.22	0.18	1.14
V9	0.29	3.66	17	285	0.03	4.88	0.23	15.35
V9-0	0.25	3.47	24	207	0.05	5.55	0.88	6.58
V9-1	0.28	0.75	71	273	0.07	3.24	0.84	7.92
V10	1.12	9.86	4	690	0.03	9.23	0.01	11.47
V10-1	0.16	1.53	11	505	0.01	17.51	0.4	23.3
V11	0.80	3.06	21	300	0.48	1.4	0.05	4.96
V13	0.05	1.02	3	489	0.04	1.6	0.05	5.2
V14	0.42	1.08	31	149	0.37	10.45	0.7	2.79
V15	3.81	4.34	29	194	0.16	1.64	0.18	4.42
V15-1	0.59	0.59	301	301	1.76	1.76	1.84	1.84

NI 43-101 Report GC Ag-Zn-Pb Project	53	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

13	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Drill core samples were taken from sawn half core for every 1.5m or limited by apparent wall rock and mineralization contact. Half of the core was sent to the laboratory for analysis and the other half retained for archive. The samples are individually secured in sample bags and then collectively secured in rice bags for shipment to the laboratory. Employees of Yangtze Mining, the subsidiary of Silvercorp, collect and split the core for sampling. No officer or director of either Silvercorp or Yangtze Mining has contact with any of these samples prior to shipment to the laboratory.

The samples are shipped directly in security sealed bags to ALS Chemex in Guangzhou, China (Certification ISO 9001:2000), located approximately 180 km southeast of the GC property site.

The sample preparation consists of drying, crushing and splitting of the sample with a riffle splitter to 150g then pulverizing the sample to 200 mesh. Ag, Pb and Zn in drill core samples were analyzed by aqua regia digestion and AAS. The prepared sample is digested in aqua regia (HNO3-HCl). After cooling, the resulting solution is diluted with de-ionized water, mixed and then analysed by inductively coupled plasma-atomic emission spectrometry (ICP-AES).

Detection ranges for this method are:

Element	Symbol	Units	Lower Limit	Upper Limit
Silver	Ag	g/t	1	1500
Lead	Pb	%	0.01	20
Zinc	Zn	%	0.01	60

Soil samples were analysed by aqua regia digestion and ME-ICP.

Tin was analysed by fusing with peroxide, then leaching the melt and acidifying to precipitate out the tin for AAS finish.

Check samples including field duplicates and samples rejects are routinely sent to Laboratory of the Henan Institute of Geological Survey, located in Zhengzhou, Henan Province, Central China. In Henan Lab, lead, zinc, tin, and silver are all analysed with an Atomic Absorption Spectrometer after a three-hour hot aqua regia digestion on a 30 g split of the pulverized portion. A gravimetric finish is done on samples with silver values in excess of 1,500g/t. On samples containing more than 30% lead, an acid dissolution and titration is used to complete the analysis. Henan’s lower detection limits are 3 g/t for silver, 0.03% for lead and zinc.

NI 43-101 Report GC Ag-Zn-Pb Project	54	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Silvercorp’s check procedures include (a) inserting standards that were purchased by Langfang Lab and blanks that were prepared by Yangtze Mining in the every 40-sample batches submitted to the ALS Chemex lab on a regular basis, (b) submitting duplicate pulps to the ALS Chemex lab on a regular basis, (c) submitting 1/4 core samples as sample duplicates to the ALS Chemex for every 40-sample batches, and (d) submitting duplicate pulps to an independent external lab on an intermittent basis.

Details of these check procedures are offered in the previous Technical Report on the Ying Project (Broili, et.al., 2006). In general:

  Standards included in samples sent to Langfang have been within 3% for the lead, zinc and silver values.

  Duplicate pulps sent to the Langfang lab (restricted to samples containing more than 50 g/t Ag, 0.5% Pb and 0.5% Zn) show average differences of less than 1% for the silver and zinc values and 1.2% for the lead values.

  Duplicate pulps selected at random, rather than from regular intervals, and sent for check analyzes to ALS Chemex in Guangzhou, China, an ISO 9001:2000 accredited lab. The average differences between the Lanfang analyzes and the check analyzes are near or below 5% for silver, lead and zinc.

In AMC’s opinion, the procedures used by Silvercorp for the preparation, security, and analytical procedures appear to be adequate and conform to standard industry practices.

NI 43-101 Report GC Ag-Zn-Pb Project	55	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

14	DATA VERIFICATION

AMC Canada’s site visit was conducted by Brian O’Connor, P.Geo. from March 27 to March 30, 2009. During the site visit the following validation tasks were completed.

  Review of the state of geological and mineralization knowledge.

  Tour ALS Chemex facility in Guangzhou. Review of methodology and process flow.

  Visit surface expressions of mineralized veins V4 (ML3), V2 (BT-3), adit to V10 and site ML8 (V2-2).

  Review core logging and processing procedures, chain of custody for samples.

  Data set and compilation review.

  Review of the resource model block estimations.

  AMC could not verify the underground workings and sample data at the time of the site visit as the access to the underground workings was barricaded for safety reasons.

AMC requested 34 diamond drill samples from the 2008 drill campaign be quarter split. The quarter split samples were delivered to Eco Tech Laboratory in Kamloops, British Columbia, Canada for analysis. Eco Tech is a fully accredited to ISO 9001:2000 and is currently working toward 17025 accreditation. The results are listed in Table 14.1.

Table 14.1 Independent Core Sample Verification

			Eco Tech (1/4 Core)			Original (1/2 Core)
Vein	Hole ID	Sample #	Ag (g/t)	Pb %	Zn %	Ag (g/t)	Pb %	Zn %
V7-1	ZK2804	71730	160	0.13	2.03	222	0.17	2.61
V2	ZK2804	71772	92.3	1.08	4.60	76.0	1.07	4.10
V15-1	ZK2805	71231	196	1.00	1.31	301	1.76	1.84
V15	ZK2805	71235	204	0.48	0.63	178	0.55	0.64
V14	ZK2805	71246	72.0	1.15	1.95	91.0	1.39	2.79
V13	ZK2805	71305	7.1	0.05	0.06	3.0	0.04	0.05
V9	ZK2805	71389	39.3	0.35	0.46	39.0	0.38	0.65
V8	ZK2806	71864	150	0.68	2.48	143	1.03	2.63
V8-1	ZK3206	71208	346	1.78	1.16	396	2.22	1.14
V8-0	ZK3206	71213	723	0.15	0.32	742	0.14	0.22
V2-2	ZK3206	71636	66.0	0.05	0.14	82.0	0.04	0.14
V6	ZK3206	71673	40.0	0.83	6.22	58.0	1.79	9.69

NI 43-101 Report GC Ag-Zn-Pb Project	56	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

(Table 14.1 cont’d)
			Eco Tech (1/4 Core)			Original (1/2 Core)
Vein	Hole ID	Sample #	Ag (g/t)	Pb %	Zn %	Ag (g/t)	Pb %	Zn %
V8	ZK3207	71945	14.1	0.95	0.20	35.0	1.23	0.46
V9-1	ZK3207	72055	68.7	1.65	2.38	71.0	1.92	2.16
V9-0	ZK3207	72072	44.0	1.10	4.85	59.0	1.79	6.58
V9	ZK3207	72075	144	0.83	10.9	205	0.72	11.8
V2-1	ZK3606	70649	126	0.10	1.15	140	0.18	2.15
V2	ZK3606	70681	24.2	0.53	3.83	26.0	0.55	3.98
V2-2	ZK3606	70710	63.8	0.88	2.10	55.0	0.35	1.88
V5-1	ZK3607	70520	56.6	1.28	2.98	50.0	1.11	3.82
V7-1	ZK3607	70550	25.7	0.59	0.87	57.0	0.83	1.10
V2-1	ZK3607	70588	144	1.60	2.48	113	1.57	2.80
V2	ZK4001	70034	21.3	0.98	2.15	42.0	2.02	4.43
V5-1	ZK4003	70404	62.0	0.60	0.49	47.0	0.85	0.33
V5	ZK4003	70420	183	0.91	2.38	193	1.27	3.51
V10-1	ZK4004	71171	58.3	0.01	4.03	52.0	0.02	6.85
V10	ZK4004	71202	16.4	0.80	0.95	17.0	0.89	0.91
V7-0	ZK4004	71352	14.9	0.23	3.40	18.0	0.26	4.32
V2-0	ZK4004	71476	37.4	1.60	4.25	32.0	1.78	2.17
V5	ZK4402	70789	965	7.54	9.28	836	7.15	12.05
V7-0	ZK4402	71059	52.0	0.70	4.98	54.0	0.67	5.16
V6	ZK4403	70947	116	2.23	1.05	144	3.73	1.04
V7	ZK4805	71654	64.7	1.03	1.73	47.0	0.70	1.41
V2-0	ZK4805	71660	59.2	0.03	5.03	46.0	0.04	4.18

	Minimum Value		7	0.01	0.06	3	0.02	0.05
	Average Value		131	1.00	2.73	137	1.18	3.22
	1st Quartile		39	0.38	0.98	46	0.36	1.06
	Median Value		64	0.83	2.13	59	0.87	2.39
	3rd Quartile		144	1.10	3.98	144	1.71	4.16
	Maximum Value		965	7.54	10.90	836	7.15	12.05
	Standard Deviation		197	1.28	2.50	187	1.33	3.09
	Correlation Coefficient		0.98	0.95	0.95

In general, the silver values returned from the quartered core analysis are in agreement with the original half core assay results. The lead and zinc values returned from the quarter core analysis are on average elevated with respect to the original half core assays. It is AMC’s opinion that there is not a systemic bias in the data for lead and zinc assays, but that the variations seen are a reflection of the distribution of the lead and zinc mineralization within the vein. AMC notes that the quartile analysis for lead is anomalously elevated only in the third quartile and zinc is elevated anomalously in the median (2nd) quartile and the maximum (4th) quartile. The other quartile results are within a +/- 5 to 10% error range.

NI 43-101 Report GC Ag-Zn-Pb Project	57	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

AMC’s review of the QA/QC data did not reveal any major deficiencies that are likely to have a material impact on the assay results used in the resource database.

Silvercorp’s data is stored in digital format, for both internal and external audit purposes, hardcopy output of the raw and interpreted data in the form of tables, plans and sections was readily available.

AMC compared 40% of the original assay certificates with the assays used in the block grade estimates and noted only minor discrepancies. AMC’s check of 15% of the grade, area, volume and tonnage calculations did not reveal any major deficiencies that are likely to have a material impact on the resource estimates. AMC would recommend that Silvercorp undertake variography studies to refine the understanding of the grade distribution and utilize a kriging or inverse distance weighting approach to grade interpolation prior to future resource and reserve estimations.

AMC did note some discrepancies in the tabled assays on some sections where the lead and zinc assays were inverted. AMC investigated this finding and found that these typographic errors were not incorporated into the resource calculation.

AMC did not take samples from the trenches during the site visit. In AMC’s opinion the trench data influence is less than 2% of the Measured and Indicated Resource, thus not material to the viability of the project.

NI 43-101 Report GC Ag-Zn-Pb Project	58	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

15	ADJACENT PROPERTIES

The GC Project is located within the Daganshan mineralization field featuring tungsten (W), tin (Sn), gold (Au), silver (Ag), lead (Pb), zinc (Zn) mineralization, Figure 15.1. The field is characterized by five rounded zonations. From the centre outward, the mineralization zones are W, Sn, Sn-Pb-Zn, Ag-Pb-Zn, and Au. The following are a list of deposits that have been discovered and mined within the field.

Dajinshan Tungsten Deposit. The deposit is located in the centre of the Daganshan field. GIGS reported that the deposit contained 31,000t of WO3 and Sn and associated Ag, Cu, Mo and Bi.

Jiuquling Tin Deposit. The deposit is a quartz vein type and surrounds the tungsten mineralization zone. It is reported that the Jiuquling deposit has been developed and is production, however detailed information such as grade, deposit size, tonnage; metal recovery, etc. are not available at this time.

Jianshan Tin-Lead-Zinc-Silver Deposit. The deposit is located in the tin-lead-zinc mineralization zone. It is sedimentary type of deposit.

Yunfu Pyrite Deposit. The Yunfu pyrite mine is an open pit mine located 4.5km northwest of the city of Yunfu. Mine production began in 1988.

Figure 15.1 illustrates the general geological understanding of adjacent properties to the GC Project. AMC is not aware of any immediate adjacent properties which would directly affect the interpretation or evaluation of the mineralization and anomalies found on the GC Project property.

NI 43-101 Report GC Ag-Zn-Pb Project	59	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 15.1 Zonation of Mineralization in the Daganshan Mineralization Field

NI 43-101 Report GC Ag-Zn-Pb Project	60	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

16	MINERAL PROCESSING AND METALLURGICAL TESTING

Yangtze Mining retained Hunan Institute of Non-ferrous Metallurgical Studies (Hunan Institute) for a metallurgical test on the mineralization from the GC deposit. In March 2007, the Hunan Institute took three bulk samples from the stockpiles of mineralized material of local village miners, old tunnels and drilling cores. Table 16.1 summarizes the information about the samples. All of the samples were taken from mineralized vein V2.

Table 16.1 Summary of Gaocheng Samples Used for Metallurgical Testing

Sample No.	Weight (kg)	Ore Type	Pb (%) Zn (%) Ag (g/t)
GC1	120.0	Massive	4.68 6.01 96.56
GC2	147.5	Disseminated	1.86 4.28 61.20
GC3	393.5	Mineralized rocks	0.52 0.92 19.72

The samples were analysed for mineralogy and occurrences of the main beneficial elements, i.e., silver, lead, zinc, tin, and sulphur. The mixture of the samples at ratios of 1:1:2.9 for samples GC1:GC2:GC3 and grades of 40-60g/t Ag, 1.2-1.5% Pb and 2.3-2.5% Zn was used to conduct an ore processing experiment to produce a lead concentrate, a zinc concentrate, and a sulphur concentrate. Silver is mainly concentrated in the lead concentrate and the zinc concentrate. Below is a brief summary of the study.

16.1	Mineralogy and Occurrences of the Beneficial Elements

The mineralogy of the composite samples is summarized below and given in Table 16.3. The percentages where presented have been rounded.

Occurrence of Silver. Silver grades in the samples range from 20g/t to 100g/t, averaging 46g/t. It is distributed in several minerals. It mainly occurs in silver sulphides, such as argentite, accounting for 35% of all silver, in other sulphides, such as pyrite, galena, and sphalerite etc., accounting for 25%, and in native silver, accounting for 20%, as well as in gangue minerals. Silver sulphide minerals occur closely with galena as inclusions within galena, or distributed in between galena grains. In general, the distribution of silver is 43% in galena, 25% in sphalerite, 21% in pyrite and other sulphides, and 12% in gangue minerals.

Occurrence of Zinc. Zinc grade in the samples range from 0.9 to 6.0%, averaging 2.4%. Zinc mainly occurs in sphalerite, accounting for 94% of total zinc, and secondarily in zinc carbonate minerals, 2%, zinc silicate minerals, 2%, and other minerals. Sphalerite usually occurs intergrown with galena and pyrite. Sometimes, it, together with galena and chalcopyrite, may occur in between the grains of pyrite. 94% of sphalerite crystals are greater than 0.037mm (-320mesh), with 12% greater than 1mm.

NI 43-101 Report GC Ag-Zn-Pb Project	61	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Occurrence of Lead. Lead grade in the samples range from 0.5 to 4.7%, averaging 1.4%. Lead mainly occurs in galena, accounting for 93% of total lead, and secondarily in lead carbonate minerals, 4%, and other minerals. Galena usually inter-grows with sphalerite and pyrite. Sometimes, it, together with sphalerite and chalcopyrite, may occur in between the grains of pyrite. 97% of galena crystals are greater than 0.037 mm (-320 mesh), with 15% greater than 1 mm.

Occurrence of Tin. Tin mainly occurs in cassiterite, accounting for 95% of total, and secondarily as colloid tin, 3%, and in other minerals.

Occurrence of Sulphur. Sulphur grades in the samples average about 10%. Sulphur mainly occurs in pyrite and pyrrhotite, accounting for 83.5% of total, and secondarily in sphalerite and galena, 14%, and other sulphide minerals. There are two types of iron sulphide minerals, one type occurs as subhedral crystals with grain sizes of 0.4-5 mm, and the other type occurs as fine grained (0.03-0.5 mm) anhedral crystals. Pyrite is relatively coarse with 97% greater than 0.037 mm (-320mesh), and 30% greater than 1mm.

Table 16.2 Summary of Mineralogy of the Samples Taken From Gaocheng Deposit

Mineral	Content	Mineral	Content
Sphalerite	3.5	Quartz	30
Galena	1.5	Feldspar	8
Pyrite	13	Chlorite	12
Pyrrhotite	5	Kaolinite	6
Arsenopyrite	1.1	Sericite and Mica	6
Magnetite and hematite	2	Hornblende	2
Chalcopyrite and bomite	.14	Other silicate minerals	1
Cassiterite	.2	Calcite	2.2
Fluorite	7.86	others	.5

NI 43-101 Report GC Ag-Zn-Pb Project	62	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

16.2 Mineral Processing and Metallurgical Testing

Test Sample

In order to optimize a processing flowsheet for recovering lead, zinc, silver, tin and sulphur of the GC mineralization, Hunan Non-ferrous Metals Research Institute (HNMRI) was contracted to perform mineral process and metallurgical tests between February and April, 2009. Test sample was a composite of 158 drill core sample rejects from the 2008 drill program, which were originally collected for assaying. Grain size of the rejects was less than 2mm. Head grades are listed in Table 16.3.

Table 16.3 Head Grade of the Blended Test Sample

Cu (%)	Pb (%)	Zn (%)	S (%)	Sn (%)	Au(g/t)	Ag(g/t)
0.16	1.45	3.25	10.16	0.20	0.20	128.32

Average grades of composite sample are very close to the deposit grades.

Metallurgical Test

First Stage. After performing a number of tests at different conditions based on 2007 test results, optimized test parameters and processing techniques were finalized. Locked cycle tests were conducted. Lead and zinc flotations include one rougher, three cleaners, and two scavengers while pyrite (sulphur) was tested using one stage rougher, cleaner, and scavenger flotation. General locked cycle flowsheet and test results are shown in Figure 16.1 and Table 16.4.

NI 43-101 Report GC Ag-Zn-Pb Project	63	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 16.1 General Locked Cycle Flowsheet

Table 16.4 Results of Locked Cycle Test

Product Name	Weight (%)	Grades				Recovery Rate (%)
		Pb (%)	Zn (%)	S (%)	Ag (g/t)	Pb	Zn	S	Ag
Lead Con.	2.35	51.12	8.13	-	2986.42	85.02	5.94	-	57.96
Zinc Con.	5.89	0.89	49.24	-	300.26	3.71	90.37	-	14.60
Sulphur Con.	14.32	0.75	0.36	43.59	207.7	7.60	1.61	61.44	24.56
Tails	77.44	0.067	0.086	-	4.5	3.67	2.08	-	2.88
Ore	100.00	1.41	3.21	10.16	121.09	100.00	100.00	-	100.00

Second Stage. In order to increase silver grade in the lead concentrate, HNMRI had optimized reagent dosages based on the flowsheet of the Figure 16.1. Silver recovery in lead concentrate increased from 57.96% to 62.77%, however lead concentrate grade reduced from 51.12% to 46.35%. The test results are presented in Table 16.5.

Table 16.5 Results of the Locked Cycle Test (With Optimized Reagent Dosage)

Product Name	Weight (%)	Grades				Recovery Rate (%)
		Pb (%)	Zn (%)	S (%)	Ag (g/t)	Pb	Zn	S	Ag
Lead Con.	2.63	46.35	9.53	-	3009.23	84.57	7.75	-	62.77
Zinc Con.	5.84	0.92	48.95	-	268.4	3.73	88.42	-	12.43
Sulphur Con.	14.65	0.81	0.41	42.52	189.74	8.23	1.86	61.31	22.05
Tailing	76.88	0.065	0.083	-	4.5	3.47	1.97	-	2.74
Ore	100.00	1.44	3.23	10.16	126.07	100.00	100.00	-	100.00

NI 43-101 Report GC Ag-Zn-Pb Project	64	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

To recover tin (Sn) from the flotation tails, HNMRI had sequentially examined the spiral chute – vibrating screen, the pure flotation and the centrifugal separator - vibrating screen, etc., and then selected the spiral chute – vibrating screen as a final gravity processing technique, which could clean tin using a vibrating screen after tailing was separated using the spiral chute. A complete locked cycle flowsheet for the test is exhibited in Figure 16.2. The test results are presented in Table 16.6.

Figure 16.2 Complete Locked Cycle Flowsheet

Ore (-2mm)
Grinding to (-74µm 80%±)
Lead Flotation
Lead Concentrate
Zinc Flotation
Zinc Concentrate
Sulphur Flotation
Sulphur Concentrate
Spiral chute
Vibrating screen
Separate Sulphur
Tin
Tailing
Intermediate
Sulphur Concentrate 2
Tin Concentrate

NI 43-101 Report GC Ag-Zn-Pb Project	65	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Table 16.6 Results of Recovering Sn Using Gravity Test

Product	Weight (%)		Grades (%)		Sn Recovery Rates (%)
	Processing	Ore	S	Sn	Processing	Ore
Tin Con.	0.13	0.10	0.53	56.73	28.94	28.37
Tin Intermediate Con.	2.19	1.68	-	2.69	23.05	22.60
Sulphur Con.	0.07	0.05	6.86	8.11	2.07	2.03
Tailing	97.62	75.05	-	0.12	45.94	45.03
Feed	100	-	-	0.25	100.00	-
Ore	-	76.88	-	0.20	-	98.02

Copper head grade in ore was 0.16%. After flotation, lead concentrate contained 3% copper. A test also conducted to float copper from lead concentrate. The test was carried out using one rougher and one cleaner. Test results are shown in Table 16.7.

Table 16.7 Results of Recovering Copper from Lead Concentrate

Product Name	Weight (%)	Grades (%)			Recovery Rate (%)
		Cu	Pb	Zn	Cu	Pb	Zn
Copper Con.	11.32	18.44	7.18	16.72	69.12	1.73	20.20
Copper intermediate Con.	15.07	4.38	26.27	23.03	21.86	8.45	37.05
Lead Con. (Separated)	73.61	0.37	57.16	5.44	9.02	89.81	42.75
Lead Con.	100.00	3.02	46.85	9.37	100.00	100.00	100.00

16.3	Bulk Density

A total of 62 samples were taken for bulk density measurement. The tests were done using the wax-immersion method by Guangdong Material Test Centre, a Chinese government certified lab located in Guangzhou, Guangdong, China. Samples ranged in size from 470 to 2,690g. Based on a cutoff grade of 100g/t AgEq (no recoveries included), the results of 56 samples were used to calculate the average bulk density for each vein on the GC property. The average bulk density is determined to be 3.57t/m3. Note that one extreme high grade sample, returning a value of 5.51 t/m3 and containing 2,793 g/t Ag, 53.04% Pb, 6.44% Zn was excluded from the overall bulk density calculation. Detailed bulk density sample data is listed in Appendix VI.

The average grades for these 56 samples are 176 g/t Ag, 1.99% Pb, and 4.47% Zn. In theory, bulk density is related positively to metal contents, especially lead and zinc. However, bulk density is sometimes high in low grade material if the pyrite content is high and it is noted that the GC deposit is rich in pyrite.

Bulk density values were assigned to three different grade groups as shown in Table 16.8.

NI 43-101 Report GC Ag-Zn-Pb Project	66	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

AMC is satisfied with the procedures and approach taken by Silvercorp to determining bulk density values for resource estimation purposes. Nevertheless, AMC recommends that additional bulk density determinations be done on a regular basis with checks from different independent laboratories.

Table 16.8 Variation in Bulk Density Measurements

Grade (Pb+Zn)	≥10%	4-10%	≤4%
No. of Samples	12	17	27
% of samples	21.4%	30.4%	48.2%
SG	3.79	3.73	3.37
Average based on % of samples in different grade group	3.57

NI 43-101 Report GC Ag-Zn-Pb Project	67	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

17	MINERAL RESOURCE AND RESERVE ESTIMATE

The mineral resource categories used in this report are those established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines as adopted by the CIM Council dated December 2005. These resource definitions are summarized as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

An Inferred Mineral Resource is that part of a Mineral Resource, for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

NI 43-101 Report GC Ag-Zn-Pb Project	68	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Mineralization in the GC Project consists of narrow vein type deposits which occur as discrete planes of variable grade and variable thickness. The resources were outlined using polygonal methods on longitudinal sections constructed for each vein. The resource estimates reported herein were prepared using such methods by Mr. Wang Qiang, Chief Geologist of Yangtze, and Mr. Myles J. Gao, P.Geo, President of Silvercorp, who is a Qualified Person, as defined by NI 43-101. AMC has reviewed Silvercorp’s methodologies and data used to prepare the resource estimates and is satisfied that they comply with reasonable industry practice, subject to a qualification with respect to use of the polygonal method. Although this is a common estimation method in China and its use by Silvercorp therefore accords with common industry practice in that country, the technique tends to produce estimates that are higher in grade and lower in tonnage than methods in common use in Canada, such as kriging or inverse distance weighting.

Following is an explanation with comments regarding the parameters and assumptions used to prepare the resource estimations reported in this Technical Report:

A polygonal block model was used in this resource estimation.
The polygonal block model utilizes detailed long-sections constructed for each of the veins. The topographic control for these sections is taken from 1:2,000 topographic map.
Polygonal resource blocks drawn on long-sections of the vein were constructed, and their areas measured, using MapGIS, a MapInfo-like GIS software application widely used in China.

Sulphide resources are estimated using only the assays obtained from drilling and historical tunnelling. A small portion of samples (41 assays) from 17 surface trenches were used for the oxide block resource estimates. Channel samples from tunnels were taken by GIGS from 2003 to 2005. Yangtze Mining performed a check by re-sampling the channels and found the GIGS results were reliable.

The minimum cut-off thickness used for mineralization is 0.20m.

The veins are polymetallic containing several payable metals. Although contents of each of the payable metals are separately reported in the resource estimations, Silvercorp uses an “equivalent-silver” value to assess and compare the vein resources. The “equivalent-silver” value, which are reported in the resource estimate tables, are calculated as follows:

AgEq(g) = ((Ag g/t * $Ag/g * Ag Recovery) / $Ag/g)
+ ((Pb% * $Pb/lb * Pb Recovery * 22.0462) / $Ag/g)
+ ((Zn% * $Zn/lb * Zn Recovery * 22.0462) / $Ag/g)

NI 43-101 Report GC Ag-Zn-Pb Project	69	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Metal prices used:
Ag: US$12.00/troy ounce = US$0.39/g
Pb: US$0.75/pound
Zn: US$0.75/pound
Recoveries used:
Ag: 84.82%
Pb: 84.57%
Zn: 88.42%
Conversions
1 troy ounce = 31.1035 grams
1 tonne = 2204.62 pounds

Potentially payable tin and sulphur concentrates have not been included in the silver equivalent calculation.
Refinery costs have not been included in the silver equivalent calculation.
Metal prices used in this report are the median prices from selected technical reports on similar deposit types filed on SEDAR between November 2008 and April 2009.

A top-cut has been applied to silver, zinc, and lead. Values of the top-cuts for each of the veins and commodities are listed in Table 17.1.

Table 17.1 Top-cuts of different veins

Vein #	Top cuts			No. of Assays Exceeding Top-cuts
	Ag (g/t)	Pb (%)	Zn (%)	Ag	Pb	Zn
V2	968	10.94	22.30	1	2	0
V2-0	660	9.96	18.89	0	1	0
V2-1	697	3.59	9.93	1	0	0
V2-2	421	5.92	18.03	1	0	0
V3	1318	40.30	36.56	1	0	0
V4	1444	6.49	14.43	0	0	0
V5	1453	8.28	21.53	0	0	0
V5-1	472	3.49	14.03	0	0	1
V6	840	5.32	19.17	1	0	1
V6-0	1123	11.80	15.33	0	0	0
V7	419	6.71	20.88	0	1	0
V7-0	678	5.56	21.93	0	1	0
V7-1	483	5.42	16.75	1	0	0
V8	669	14.88	4.25	0	0	0
V8-0	3329	0.78	1.85	0	0	0
V8-1	1314	5.13	3.33	0	0	0

NI 43-101 Report GC Ag-Zn-Pb Project	70	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

(Table 17.1 cont’d)
Vein #	Top cuts			No. of Assays Exceeding Top-cuts
	Ag (g/t)	Pb (%)	Zn (%)	Ag	Pb	Zn
V9	675	7.54	23.91	0	0	0
V9-0	353	12.89	17.50	0	0	0
V9-1	927	14.30	25.74	0	0	0
V10	1116	10.77	8.34	0	0	1
V10-1	475	7.29	44.44	1	2	0
V11	790	5.66	20.17	0	0	0
V13	781	5.84	13.83	0	0	0
V14	472	19.51	9.37	0	0	0
V15	396	3.53	4.69	0	0	0
V15-1	2107	12.32	12.88	0	0	0
Total				7	7	3

No dilution has been applied with the exception of the 11 individual Resource block occurrences below 0.20m in horizontal width in the dataset used for the resource estimate. Those 11 occurrences were diluted at zero grade to 0.20m in horizontal width.

Any interpolations are based upon vein thickness and grade.
The wall rock surrounding the veins is in sharp contact with the veins and commonly silicified.
The data and methods employed are adequate to allow resources to be categorized as Measured, Indicated and Inferred.

Resource blocks categorized as “Measured” are defined by assays from tunnel samples on vein and drill holes samples. These blocks are projected up to 25m above and below a given tunnel where warranted, and along strike from a given tunnel intersection or projected from a drill hole intercept within 50m of a tunnel sample.

Resource blocks categorized as “Indicated” begin either above or below a Measured Resource block or are projected from a drill intercept. For blocks projected from the Measured resource blocks, the distances are not greater than 50m. For blocks projected from drill holes, the distances are not greater than 50 to 60m. Block boundaries are defined as the midpoint between drill holes.

Resource blocks categorized as “Inferred” use grades and thicknesses derived from the average of all the Measured and Indicated blocks along the vein. For veins intersected by deep holes, the Inferred Resource blocks are projected 100m down-dip from the Indicated blocks.

NI 43-101 Report GC Ag-Zn-Pb Project	71	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

17.1	Resource Data and Statistics

The information used to estimate project resources is maintained in a series of linked Excel worksheets maintained for all exploration areas. The worksheets contain individual sample information such as sampling dates, locations, sample number, elevation, width, and assay results, and additionally, for drill holes, collar information, down hole survey data, sample intervals, and assay results. The data are organized in a manner such that information plotted on the vein long-sections and used to constrain boundaries of the resource block polygons can be readily retrieved and verified, samples on a vein-by-vein basis, and within each vein on a pocket-by-pocket basis, such that widths, grades and tonnages can be calculated if warranted down to very small blocks or areas within each vein.

There are 5,280 samples in the database. 740 of these samples are used to define 26 veins in which 492 samples are used for resource estimates (Table 17.2).

Table 17.2 Number of Samples and Assays in Resource Estimates for Different Veins

Vein #	No. of channel samples	No. of drill hole Samples	No. of channel and drill holes samples	No. of assays for each metal
				Ag	Pb	Zn	Sn
V2	25	120	145	145	145	145	132
V2-0	0	17	17	17	17	17	15
V2-1	1	33	34	34	34	34	34
V2-2	5	33	38	38	38	38	36
V3	4	1	5	5	5	5	4
V4	9	3	12	12	12	12	12
V5	2	12	14	14	14	14	13
V5-1	3	11	14	14	14	14	12
V6	4	25	29	29	29	29	27
V6-0	0	12	12	12	12	12	12
V7	1	39	40	40	40	40	40
V7-0	0	20	20	20	20	20	20
V7-1	0	21	21	21	21	21	21
V8	2	3	5	5	5	5	5
V8-0	0	2	2	2	2	2	2
V8-1	0	2	2	2	2	2	2
V9	0	11	11	11	11	11	11
V9-0	0	5	5	5	5	5	5
V9-1	0	4	4	4	4	4	4
V10	11	13	24	24	24	24	14
V10-1	0	14	14	14	14	14	14
V11	2	1	3	3	3	3	2
V13	0	7	7	7	7	7	7
V14	0	3	3	3	3	3	3
V15	0	10	10	10	10	10	10
Total	69	422	491	491	491	491	457

NI 43-101 Report GC Ag-Zn-Pb Project	72	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

17.2	Resource Estimates

The Ag-Zn-Pb metals are reported separately in the resource estimates. A range of recovered cut-off values is presented in Table 17.5 to demonstrate sensitivity. AMC is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues that would materially affect the mineral resource estimate in Table 17.6. The GC Project contains two additional commodities that have not been incorporated into the silver equivalent calculation. The first is sulphur which would take the form after processing of a sulphur concentrate containing silver. The silver in the sulphur concentrate has been accounted for in the silver equivalent equation. The second commodity that has not been accounted for in the silver equivalent equation is tin. Silvercorp is researching the potential to produce tin as a saleable product but at the time of the production of the resource estimate the issue remained undetermined.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 17.3 Resources at 50g/t Recovered Silver Equivalent Cut-off Intervals

Measured and Indicated Resources	Tonnes	Ag (g)	Pb %	Zn %	AgEq (g)
50g/t Recovered AgEq Cut-off	10,165,000	104	1.13	2.67	230
100g/t Recovered AgEq Cut-off	9,123,000	111	1.21	2.87	246
150g/t Recovered AgEq Cut-off	6,408,000	138	1.49	3.34	298
200g/t Recovered AgEq Cut-off	5,079,000	155	1.63	3.64	328
250g/t Recovered AgEq Cut-off	3,632,000	181	1.88	3.95	371
300g/t Recovered AgEq Cut-off	2,970,000	197	1.97	4.08	393

The estimated mineral resources for the 26 veins of the GC project are summarized in the following table using the 150g/t recovered AgEq cut-off. The result of the update was an increase of 250% in the sum of the Measured and Indicated Resources for the project. Note the subtotals have been rounded and may not sum to the totals due to the rounding.

Table 17.4 Summary of Mineral Resources

Resource Classification	Tonnes	GRADE			Contained Metal
		Ag (g)	Pb %	Zn %	Ag (kg)	Pb (t)	Zn (t)
Measured	374,000	233	1.83	3.19	87,000	6,850	11,920
Indicated	6,034,000	132	1.47	3.35	799,100	88,710	202,230
Total	6,408,000	138	1.49	3.34	886,100	95,570	214,160

NI 43-101 Report GC Ag-Zn-Pb Project	73	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Resource Classification	Tonnes	GRADE			Contained Metal
		Ag (g)	Pb %	Zn %	Ag (kg)	Pb (t)	Zn (t)
Inferred	7,892,000	121	1.45	2.70	957,200	114,570	213,380

A detailed vein-by-vein breakdown of the estimated mineral resources is provided in the Table 17.5 and 17.6.

NI 43-101 Report GC Ag-Zn-Pb Project	74	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Table 17.5 Measured and Indicated Resource Estimate by Vein

Vein	Classification	Tonnes (000)	Grade			Recovered Silver (Equiv)	Sn (%)	Ag (kg)	Pb (t)	Zn (t)	Sn (t)
			Ag (g)	Pb (%)	Zn (%)
V2	Measured	228	239	1.42	3.78	397	0.23	54,444	3,234	8,598	533
	Indicated	2,586	149	1.43	3.40	307	0.25	384,808	36,943	88,000	6,392
V2-0	Measured
	Indicated	116	114	2.34	3.74	323	0.10	13,190	2,721	4,342	117
V2-1	Measured	2	10	0.04	6.06	239	0.02	20	1	121	0
	Indicated	295	120	0.78	2.44	223	0.36	35,465	2,302	7,203	1,066
V2-2	Measured	6	45	1.40	3.16	208	0.18	254	80	180	10
	Indicated	222	75	1.53	4.57	292	0.20	16,633	3,404	10,130	444
V3	Measured	6	137	13.74	10.74	1,022	0.05	825	825	645	3
	Indicated	29	100	9.22	7.90	718	0.03	2,887	2,651	2,271	9
V4	Measured	39	213	0.87	0.17	218	0.09	8,247	338	67	36
	Indicated	140	209	0.78	1.32	255	0.10	29,207	1,091	1,846	144
V5	Measured
	Indicated	103	205	1.24	3.24	341	0.11	21,030	1,268	3,319	117
V5-1	Measured
	Indicated	90	154	1.07	4.15	326	0.23	13,861	965	3,739	210
V6	Measured
	Indicated	286	126	1.07	4.83	329	0.17	36,102	3,069	13,787	489
V6-0	Measured
	Indicated	202	192	2.49	2.73	357	0.18	38,937	5,033	5,515	365
V7	Measured
	Indicated	427	57	1.20	3.71	232	0.16	24,187	5,114	15,845	697
V7-1	Measured
	Indicated	140	162	1.06	3.55	310	0.21	22,679	1,489	4,971	300
V7-0	Measured
	Indicated	219	99	0.70	3.42	235	0.20	21,631	1,531	7,486	447
V8	Measured
	Indicated	122	95	3.83	0.90	254	0.08	11,609	4,684	1,097	99
V8-0	Measured
	Indicated	26	582	0.12	0.25	508	0.02	15,006	32	64	6
V8-1	Measured
	Indicated	8	396	2.22	1.14	460	0.27	3,347	188	96	23
V9	Measured
	Indicated	327	92	1.31	2.97	238	0.12	30,071	4,275	9,727	389
V9-0	Measured
	Indicated	162	65	2.14	2.61	232	0.24	10,564	3,484	4,243	385
V9-1	Measured
	Indicated	86	127	1.82	3.94	323	0.20	10,937	1,568	3,394	171
V10	Measured	94	247	2.52	2.46	394	0.03	23,215	2,372	2,314	33
	Indicated	107	238	2.37	2.37	378	0.03	25,390	2,530	2,526	31
V10-1	Measured
	Indicated	133	68	1.15	6.02	328	0.25	9,063	1,523	8,006	330
V11	Measured
	Indicated	38	85	0.71	3.51	231	0.01	3,254	271	1,340	6
V13	Measured
	Indicated	100	103	0.88	2.16	201	0.08	10,331	885	2,162	78
V14	Measured
	Indicated	53	71	2.61	1.53	212	0.14	3,773	1,394	817	77
V15	Measured
	Indicated
V15-1	Measured
	Indicated	17	301	1.76	1.84	389	0.09	5,158	302	315	15

Measured and Indicated		6,408	138	1.49	3.34	298	0.20	886,100	95,570	214,160	13,020

NI 43-101 Report GC Ag-Zn-Pb Project	75	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Table 17.6 Inferred Resource Estimate by Vein

Vein	Classification	Tonnes (000)	GRADE			Recovered Silver (Equiv)	Sn (%)	Ag (kg)	Pb (t)	Zn (t)	Sn (t)
			Ag	Pb	Zn
V2	Inferred	1,338	135	1.79	3.44	310	0.31	179,994	23,941	46,075	4,150
V2-0	Inferred	75	176	3.66	4.71	460	0.14	13,157	2,743	3,532	108
V2-1	Inferred	132	140	0.44	0.45	152	0.12	18,393	586	595	156
V2-2	Inferred	136	73	0.47	3.31	205	0.27	9,965	640	4,509	366
V3	Inferred	118	139	4.50	4.29	444	0.03	16,417	5,304	5,049	31
V4	Inferred	182	210	1.10	3.23	341	0.18	38,243	2,007	5,882	332
V5	Inferred	166	219	1.20	2.96	342	0.13	36,376	1,992	4,907	211
V5-1	Inferred	44	115	0.69	2.02	199	0.14	5,020	301	886	62
V6	Inferred	1,103	59	0.85	2.78	186	0.14	64,627	9,420	30,621	1,559
V6-0	Inferred	897	183	1.84	2.16	304	0.19	163,740	16,532	19,363	1,727
V7	Inferred	70	71	0.70	4.44	254	0.23	5,000	488	3,110	161
V7-1	Inferred	477	60	0.79	2.38	169	0.15	28,418	3,779	11,335	703
V7-0	Inferred	224	114	0.72	3.65	261	0.29	25,584	1,607	8,158	658
V8	Inferred	162	142	3.03	0.69	256	0.07	23,072	4,900	1,112	115
V8-0	Inferred	50	420	0.11	0.27	371	0.02	20,878	53	136	8
V8-1	Inferred	32	396	2.22	1.14	460	0.27	12,528	702	361	85
V9	Inferred	526	99	0.93	3.69	258	0.14	52,151	4,908	19,400	758
V9-0	Inferred	591	47	1.76	2.47	197	0.20	27,489	10,391	14,599	1,170
V9-1	Inferred	230	134	2.12	3.58	327	0.18	30,910	4,885	8,225	422
V10	Inferred	286	213	1.65	0.23	249	0.05	60,852	4,710	662	131
V10-1	Inferred	79	68	0.88	6.96	353	0.29	5,366	697	5,506	231
V11	Inferred	251	117	0.82	2.79	235	0.02	29,330	2,065	6,984	56
V13	Inferred	379	115	0.84	1.94	202	0.07	43,787	3,169	7,352	254
V14	Inferred	249	67	2.83	1.30	208	0.12	16,670	7,048	3,239	299
V15	Inferred
V15-1	Inferred	97	301	1.76	1.84	389	0.09	29,219	1,709	1,786	87

Inferred		7,892	121	1.45	2.70	258	0.18	957,200	114,570	213,380	13,840

The following figures are grade tonnage curves for each of the three primary metals for the GC Project followed by a figure for the silver equivalent as per Table 17.5.

NI 43-101 Report GC Ag-Zn-Pb Project	76	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 17.1 Silver Grade Tonnage Curve

Figure 17.2 Lead Grade Tonnage Curve

NI 43-101 Report GC Ag-Zn-Pb Project	77	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 17.3 Zinc Grade Tonnage Curve

Figure 17.4 Recovered Silver Equivalent Grade Tonnage Curve

NI 43-101 Report GC Ag-Zn-Pb Project	78	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 17.5 Longitudinal Projection of V2-0 Vein

NI 43-101 Report GC Ag-Zn-Pb Project	79	|P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 17.6 Longitudinal Projection of V2 Vein

NI 43-101 Report GC Ag-Zn-Pb Project	80	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 17.7 Longitudinal Projection of V7-0 Vein

NI 43-101 Report GC Ag-Zn-Pb Project	81	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 17.8 Longitudinal Projection of V7 Vein

NI 43-101 Report GC Ag-Zn-Pb Project	82	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure 17.9 Longitudinal Projection of V10-1 Vein

NI 43-101 Report GC Ag-Zn-Pb Project	83	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

18	OTHER RELEVANT DATA AND INFORMATION

Sulphur and tin are potentially economic commodities that have not been fully explored in this report.

18.1	Mining Method

Two mining methods which have been applied at the company’s Ying, TLP and LM mines to extract very narrow vein mineralization are described in the Silvercorp 2009 Annual Information Form and presented below. AMC understands that these methods are being considered for the GC Project with the potential to mechanize parts of the mining methods.

1) Short-Hole Shrinkage Stoping:

This has been employed worldwide as a successful mining method for narrow veins. The system begins with undercut drifting exposing the vein in the back of the drift. A bypass drift is then driven from where crosscuts at approximately 8m spacing are driven. The crosscuts which intersect the vein act as draw points for the loading out of ore. Two raises are driven at each end of the stoping block.

The typical size of a stope is 50m along strike of the vein and approximately 40m in height. Two access raises approximately 1.8m by 1.8m are driven providing access to the stope and services air, water and ventilation. The average width of all veins in the TLP mine is 1.57m and 0.8m is the minimal width that can be mined using short-hole shrinkage with very little dilution. Veins which are less than 0.8m must be diluted to 0.8m with the assumption that the waste contains no grade. It is expected that 80- 85% mining recovery of in situ resources is possible.

The mining crew normally consists of two Jack Leg miners. A 1.8m round is blasted filling the void below as the mining proceeds upwards. While the crew is mining upwards only approximately 30% of the ore may be extracted from the stope until the entire stope is mined at which point all ore may be extracted. During the initial phase of mining, expected production is 50-75 tons per day per stope. The mine plan is a combination of completed and developing stopes. The crew drills and charges the holes with cartridge explosives and ignite the blast with tape fuse. A second crew will return to the stope after the smoke has cleared from the previous round. Ventilation air and water are carried up the raises to the stopping level. Loading of the ore from the draw points is by hand to diesel tricycle carts or hand carts.

NI 43-101 Report GC Ag-Zn-Pb Project	84	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

2) Re-suing

The re-suing methods involve first blasting narrow ore veins between 0.l and 0.40m in width. After the ore is blasted and loaded from steel mill holes which are constructed as the stope is mined upwards, the waste on the footwall and hanging wall is blasted to maintain a minimum mining width of 0.8m. The stope will contain no ore when mining is complete in contrast to the method above. The stope is left filled with waste from the slashing of the footwall and hanging wall waste necessary to maintain a minimum mining thickness. For the re-suing method, the dilution factor is 15% and mining recovery is 90%.

NI 43-101 Report GC Ag-Zn-Pb Project	85	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

19	INTERPRETATION AND CONCLUSIONS

Silvercorp has a good understanding of the geology and mineralized trends on the property. AMC notes that the veins outlined to date have not been closed off by drilling and it is anticipated that ongoing exploration will continue to increase the overall resource and upgrade the classification of known resources.

A metallurgical test program was completed in May 2009 on the GC Project mineralization. The test work indicates, on a rounded percentage basis, an 85%, 88% and 85% recovery in concentrate for Ag, Pb and Zn respectively.

Mineral Resources estimates were prepared by Silvercorp and reviewed and classified by AMC following CIM best practices. Using a 150g/t (recoveries included) AgEq cut-off Measured and Indicated Resources are estimated to total 6,408,000 tonnes grading 138g/t Ag, 1.49% Pb and 3.34% Zn. Inferred Mineral Resources are estimated to total 7,892,000 tonnes grading 121g/t Ag, 1.45% Pb and 2.70% Zn.

As of May 2009, Silvercorp has made the following progress in applying for a mining permit and advancing the project towards production:

An Environmental Assessment Report was completed in March 2009 and passed a review by an expert panel appointed by the Environmental Production Bureau of  Guangdong. Pending receipt of the final approval, a mining permit application can  be submitted to the Ministry of Land and Resources of China in Beijing.

Silvercorp has engaged a Chinese engineering firm with Class A qualifications in mine and mill design to provide a full mine and mill design for the project.

Silvercorp’s mining experience includes majority ownership of four mines in the Ying Mining District of Hunan Province in central China held in two Sino-Foreign Cooperative Joint Venture companies. In addition, Silvercorp owns and operates two flotation mills in the Ying Mining District.

NI 43-101 Report GC Ag-Zn-Pb Project	86	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

20	RECOMMENDATIONS

Given the success of Silvercorp’s 2008 (fiscal 2009) exploration program, The Company’s primary focus in 2009 (fiscal 2010) at the GC Project is the mining permit application. The long-term goal is to put the GC Project into production.

The company has budgeted approximately $4 million for the GC Project in 2009 (fiscal 2010) for exploration, mine and mill designs, permitting, associated reports and reporting. The exploration program will be composed of approximately 3,000m of diamond drilling. A Chinese firm has been engaged for the mine and mill design.

Table 20.1 Planned 2009 Budget for the GC Project

Work Type	US$'000
Office General and Administration		253
GC Exploration
Drill Contractor	704
Reports, Mine and Mill Designs	435
Project Exploration Overhead	253
Subtotal		1,391
Development Expenditures
Land Purchase	1,176
Road Construction	294
Mine Equipment	118
Office Building Construction	176
Tunnelling	441
Power Equipment and Construction	88
Subtotal		2,293
Other		47
Total		3,984

AMC has reviewed Silvercorp’s exploration and development plans and budget and is of the opinion that they are well conceived and appropriate to the stage of the project. AMC recommends Silvercorp conduct the program as proposed subject to funding and any other findings or events during the exploration and design phase.

AMC makes the following recommendations with respect to resource estimation:

1)

AMC would recommend that Silvercorp undertake variography studies to refine the understanding of the grade distribution and utilize a kriging or inverse distance weighting approach to grade interpolation prior to future resource and reserve estimations.

2)

Continue the wax immersion bulk density measurements and continue to analyse the data on a vein by vein basis. AMC would suggest a sulphur or sulphide analysis as a basis for the bulk density assumptions.

NI 43-101 Report GC Ag-Zn-Pb Project	87	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

3)	Carry out further studies into the potentially economic Sn and S components of the milling process.
4)	Carry out further metallurgical and mining studies into the oxidized zone prior to a future resource and reserve estimation.
5)	Consider the use of either electro-magnetic or induced polarization/resistivity surveys to help predict the orientation and extent of the structures bearing pyrite and/or galena.
6)	AMC recommends that the underground workings be reopened once the mining permit has been granted and that consideration be given to collecting a bulk sample and undertaking a test mining program.

NI 43-101 Report GC Ag-Zn-Pb Project	88	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

21	REFERENCES

Anhui Yangzi Mining Co. Ltd., November 2007. The summary of the work at Shimentou project area.

Guangdong Provincial Institute of Geological Survey, April 2005. Geological report about general prospecting on Jianshan-Shimentou Pb-Zn multi-metallic deposit, Yunfu city, Guangdong province Guangdong Provincial Institute of Geological Survey, September 2007. Geological report about detailed prospecting on GC Pb-Zn-Ag deposit, Yunfu city, Guangdong province Jia, Shouyi and Songqing, Ye, 2003. Mineral Resource Exploration. Geological Publishing Liu, Jinhui, Niu, Lanliang, Xu, Anson, and Wang, Zhaojun (SRK Consulting China Ltd.), April 2008: Technical Report On Gaocheng Ag-Zn-Pb Project and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China Silvercorp Metals Inc. (April 28, 2008). Silvercorp Acquires Significant Silver-Lead-Zinc Resources in Guangdong Province, Southern China. Press Release. http://www.silvercorpmetals.com/news/2008/index.php?&content_id=106

Silvercorp Metals Inc. (June 6, 2008). Silvercorp Completes Acquisition of Significant Silver-Lead-Zinc Resources in Guangdong Province, Southern China. Press Release. http://www.silvercorpmetals.com/news/2008/index.php?&content_id=110

Silvercorp Metals Inc. (January 8, 2009). Drilling Intersects High-Grade Silver Mineralization in V2 and V6 Veins at the GC Silver-Lead-Zinc Project in Guangdong Province, Southern China. Press Release. http://www.silvercorpmetals.com/news/index.php ?&content_id=180

Silvercorp Metals Inc. (June 5, 2009). Annual Information Form. Annual Report. http://www.silvercorpmetals.com/_resources/Silvercorp_AIF_rev_SEDAR_opt.pdf

Silvercorp Metals Inc. (June 3, 2009). Consolidated Financial Statements. Annual Report. http://www.silvercorpmetals.com/_resources/fin/annual/2009_SVM_FS_final.pdf

Silvercorp Metals Inc. (June 3, 2009). Management’s Discussion and Analysis (“MD&A”). Annual Report. http://www.silvercorpmetals.com/_resources/fin/annual/2009_SVM _MDA _final.pdf

NI 43-101 Report GC Ag-Zn-Pb Project	89	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

22	DATE AND SIGNATURE PAGE

This report titled “NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” with an effective date of June 18, 2009 and dated June 22, 2009, was prepared and signed by the following author:

Dated this 22nd day of June, 2009

Signed and Sealed, Brian F J O’Connor

Brian F J O’Connor P. Geo.
Principal Geologist

NI 43-101 Report GC Ag-Zn-Pb Project	90	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

23	CERTIFICATE OF QUALIFIED PERSON

CERTIFICATE OF QUALIFIED PERSON

NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province,
People’s Republic of China for Silvercorp Metals Inc.
Date June 22, 2009
Brian F. J. O’Connor, P.Geo.

I, Brian F J O’Connor, P.Geo. as an author of this report entitled “NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China”, prepared for Silvercorp Metals Inc., dated June 22, 2009, do hereby certify that:

1.     I am a Consulting Geologist with AMC Mining Consultants (Canada) Ltd. My office address is Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4.

2.     I am a graduate of the University of New Brunswick in 1985 with a Bachelor of Science degree in Geology.

3.     I am a registered member of the Association of Professional Engineers and Geoscientists of BC. I have continually worked as a geologist for a total of 24 years. My relevant experience for the purpose of the Technical Report is:

  Twenty-three years of experience as a geologist in mining and exploration environments.

  Preparation of numerous reviews and reports on exploration and mining projects in Canada and around the world.

  Chief Geologist with two mining companies in the province of British Columbia.

  Senior Geologist with mining and exploration companies in New Brunswick, Quebec, Ontario and British Columbia.

  Over 6 years experience specific to the exploration, evaluation and the mining of narrow vein deposits.

4.     I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

NI 43-101 Report GC Ag-Zn-Pb Project	91	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

5.     I visited the GC (Gaocheng) Property March 27 through March 30, 2009.

6.     I am responsible for the preparation of this report, dated June 22, 2009.

7.     I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.     I have had no prior involvement with the property that is the subject of the Technical Report.

9.     I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.   To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 22nd day of June, 2009

Signed and Sealed, Brian F J O’Connor

Brian F J O’Connor P. Geo.
Principal Geologist

NI 43-101 Report GC Ag-Zn-Pb Project	92	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

NI 43-101 Report GC Ag-Zn-Pb Project	93	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Appendix I

Permits

NI 43-101 Report GC Ag-Zn-Pb Project	94	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

NI 43-101 Report GC Ag-Zn-Pb Project	95	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Appendix II

Internal Check Assays

NI 43-101 Report GC Ag-Zn-Pb Project	96	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Laboratories control accuracy of analytical results and sample handling by repetitious analysis, inserting standards and blanks.

ALS Chemex analysed 54 duplicated sample pulps for 2,139 samples assayed in 2008. The assay results show that difference between originals and duplicates are minimum for all three metals (Ag, Pb, Zn). The correlation coefficients for Ag, Pb, and Zn are 0.9996, 0.9999, and 0.9998, respectively.

Table II.1 ALS Chemex Duplicate Assay Results

SAMPLE	Originals			Duplicates
	Ag (g/t)	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)
70088-DUP	0.1	0.01	0.01	0.1	0.01	0.01
70128-DUP	0.1	0.01	0.01	0.1	0.01	0.01
70168-DUP	0.1	0.01	0.01	1	0.01	0.01
70198-DUP	0.1	0.01	0.01	0.1	0.01	0.01
70208-DUP	0.1	0.01	0.01	1	0.01	0.01
70244-DUP	1	0.01	0.69	1	0.01	0.68
70272-DUP	5	0.07	0.34	5	0.07	0.33
70275-DUP	1	0.03	0.17	1	0.04	0.18
70311-DUP	125	0.11	0.01	133	0.11	0.01
70347-DUP	0.1	0.01	0.03	0.1	0.01	0.03
70383-DUP	5	0.01	1.43	7	0.01	1.38
BT08-1-H8-DUP	0.1	0.01	0.01	1	0.01	0.01
70415-DUP	13	0.09	0.45	14	0.10	0.46
70459-DUP	20	0.14	0.11	19	0.14	0.1
70565-DUP	30	0.18	1.16	29	0.17	1.14
70601-DUP	1	0.06	0.13	1	0.06	0.14
70637-DUP	0.1	0.005	0.005	0.1	0.005	0.005
70673-DUP	3	0.02	0.14	3	0.02	0.14
70698-DUP	0.1	0.005	0.01	1	0.005	0.01
70734-DUP	1	0.005	0.2	0.1	0.005	0.19
70773-DUP	236	2.13	4.42	234	2.13	4.38
70791-DUP	20	0.16	0.3	17	0.16	0.3
70828-DUP	2	0.03	0.05	1	0.03	0.05
70864-DUP	12	0.22	0.31	12	0.22	0.31
70900-DUP	2	0.02	0.14	2	0.02	0.14
70936-DUP	232	2.15	4.34	232	2.15	4.35
70972-DUP	0.1	0.06	0.07	0.1	0.06	0.07
71008-DUP	2	0.01	0.02	2	0.01	0.02
71044-DUP	2	0.03	0.15	2	0.03	0.15
71080-DUP	3	0.04	0.47	3	0.04	0.45
71116-DUP	10	0.1	1.2	11	0.1	1.23

NI 43-101 Report GC Ag-Zn-Pb Project	97	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

71154-DUP	4	0.01	0.18	4	0.01	0.19
71187-DUP	1	0.02	0.08	0.1	0.02	0.08
71290-DUP	1	0.01	0.34	2	0.01	0.33
71326-DUP	9	0.44	0.77	10	0.44	0.76
71413-DUP	1	0.02	0.22	1	0.02	0.21
71449-DUP	0.1	0.01	0.02	0.1	0.01	0.02
71485-DUP	16	0.19	1.47	17	0.18	1.45
71522-DUP	0.1	0.005	0.01	0.1	0.005	0.01
71594-DUP	240	0.92	2.15	234	0.93	2.14
71537-DUP	2	0.02	0.05	1	0.02	0.05
71623-DUP	0.1	0.005	0.02	0.1	0.005	0.02
71659-DUP	1	0.01	0.64	2	0.01	0.64
71697-DUP	5	0.02	0.04	5	0.02	0.04
71733-DUP	1	0.02	0.09	1	0.02	0.09
71768-DUP	0.1	0.01	0.1	2	0.01	0.1
71782-DUP	0.1	0.01	0.01	0.1	0.01	0.02
71818-DUP	299	9	6.31	307	9.08	6.47
71854-DUP	5	0.18	0.29	6	0.19	0.3
71882-DUP	7	0.03	0.64	7	0.03	0.63
71892-DUP	11	0.02	1.43	11	0.02	1.43
71928-DUP	1	0.17	0.23	1	0.17	0.24
71964-DUP	1	0.04	0.14	2	0.04	0.13
72000-DUP	3	0.13	0.2	2	0.12	0.2
Average	25	0.31	0.59	25	0.32	0.59

ALS Chemex insert 2 standards (low and high Ag, Pb, and Zn values) for every 40 samples, resulting 122 standard analytical results for over 2,139 samples as shown in Table II-2. The results show that actual assays were in the normal range of standards for all three metals, indicating also the ALS Chemex’s assay results are accurate.

Table II.2 Comparison of ALS Chemex Standard Values with Actual Assays

Standard Name	Metals	Standards			Assays
		Average Value	Range	SD (Ã)	Average Value	Range	SD (Ã)
GBM399-5	Ag (g/t)	24.20	22.35-26.05	1.424	24.95	23-26	1.13
	Pb (%)	2.12	2.033-2.201	0.047	2.12	2.05-2.20	0.04
	Zn (%)	0.95	0.906-0.993	0.027	0.93	0.91-0.97	0.02
GBM306-12	Ag (g/t)	5.00	3.8-6.2	1.088	4.33	3-7	1.25
	Pb (%)	2.68	2.577-2.785	0.057	2.66	2.58-2.76	0.05
	Zn (%)	2.05	1.968-2.132	0.046	2.06	1.98-2.13	0.05
GBM997-6c	Ag (g/t)	462.70	445.51-479.89	9.097	455.24	446-476	10
GBM398-4c	Ag (g/t)	48.70	46.00-51.40	1.852	50.11	47-53	1.63

NI 43-101 Report GC Ag-Zn-Pb Project	98	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Sixty-two assay results of blanks inserted for every 40 GC samples by ALS Chemex are below detection limits for all three metals.

NI 43-101 Report GC Ag-Zn-Pb Project	99	| P a g e
22 June 2008

NI 43-101 Report GC Ag-Zn-Pb Project	100	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

NI 43-101 Report GC Ag-Zn-Pb Project	101	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Appendix III

External Check Assays

NI 43-101 Report GC Ag-Zn-Pb Project	102	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Silvercorp randomly selected 130 sample pulps from a total of 2,139 samples collected for 2008 drill program for external checks. Check analyzes were performed by Laboratory of the Henan Institute of Geological Survey in Zhengzhou, Henan Province. These external checks were selected based upon different cutoffs of silver equivalent grade of original assay results.

Table III.1 Number of checks selected for each silver equivalent cutoffs

Ag Equivalent (g/t)	Totals Samples	Checks Selected	Checks out of total samples
>=50	199	76	38%
<50	1,940	54	3%
Total	2,139	130	6%

Analytical check result comparisons with the original analyzes are listed in Table IV-2. As shown in Table V-2 and V-3 and on scatter plots, for assays close to detect limits and magnitude of absolute differences between originals and checks are small.

Table III.2 Summary of External Check Assay

Metals	ALS Chemex vs Henan Lab		Difference in %
	Range	Average
Ag (g/t)	-25~49	2.52	-11.5~23.08
Pb (%)	-0.22~0.20	0.01	-8.11~9.09
Zn (%)	-0.30~0.74	0.03	-4.9~9.09

NI 43-101 Report GC Ag-Zn-Pb Project	103	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure III.1 Scatter plot of silver external check assays

Figure III.2 Scatter plot of lead check assays

NI 43-101 Report GC Ag-Zn-Pb Project	104	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure III.3 Scatter plot of Zn check assays

Table III.3 Original and External Check Assay Results

			ALS Chemex				Henan Lab
Drill Hole	Vein No.	Sample	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)
ZK4001	V2	70034	42	2.02	4.43	0.14	43	1.97	4.43	0.14
ZK4002		70139	3	0.04	0.28		3	0.04	0.29	0.09
ZK4002		70154	2	0.02	0.17		3	0.02	0.17	0.06
ZK4002	V7	70220	63	0.96	3.78	0.42	62	0.91	3.60	0.41
ZK4002	V2	70273	19	0.45	4.98	0.46	22	0.46	4.87	0.49
ZK4804	V7-0	70312	218	0.36	0.02	0.07	223	0.38	0.02	0.03
ZK4804		70322	36	0.03	0.24		36	0.03	0.24	0.02
ZK4002	V5	70160	76	1.19	5.71	0.07	79	1.21	5.56	0.07
ZK4804		70371	7	0.06	0.11	0.06	9	0.06	0.10	<0.01
ZK4002		70388	4	0.01	0.75	0.14	4	0.01	0.73	0.12
ZK4002		70166	70	0.30	1.24	0.04	72	0.30	1.22	0.04
ZK4003		70450	15	0.37	1.31	0.28	16	0.37	1.30	0.27
ZK4003		70477	1	0.01	0.01		1	0.01	0.01	0.01
ZK4003		70484	1	0.01	0.01		1	0.01	0.01	0.01
ZK4003		70495	1	0.01	0.01		1	0.01	0.01	0.01
ZK3607		70505	2	0.01	0.01		2	0.01	0.01	0.01
ZK3607		70519	24	0.81	1.25	0.15	26	0.83	1.25	0.14
ZK3607		70521	8	0.23	0.52	0.04	7	0.23	0.50	0.04
ZK3607	V7-1	70550	57	0.83	1.10	0.05	56	0.81	1.06	0.05

NI 43-101 Report GC Ag-Zn-Pb Project	105	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

ZK3607		70559	11	0.01	0.08		10	0.01	0.08	0.02
ZK3607	V2-1	70588	113	1.57	2.80	0.37	108	1.49	2.71	0.40
ZK3607		70624	10	0.01	0.01	0.03	10	0.01	0.01	0.03
ZK3606		70639	8	0.03	0.41		11	0.03	0.39	0.01
ZK3606	V2-1	70650	83	2.03	1.65	0.14	82	1.97	1.59	0.15
ZK3606		70671	8	0.01	1.05	0.04	8	0.01	1.03	0.04
ZK3606	V2	70681	26	0.55	3.98	0.14	27	0.53	3.92	0.13
ZK3606		70742	8	0.02	0.45	0.04	9	0.02	0.44	0.04
ZK4402	V5-1	70780	246	0.27	0.88	0.03	240	0.26	0.86	0.03
					12.0
ZK4402	V5	70789	836	7.15		0.40	800	7.07	11.62	0.44
					5
ZK4403		70801	3	0.08	0.08		4	0.08	0.08	0.01
					23.3
ZK4403	V10-1	70830	131	0.76		0.62	129	0.77	23.19	0.66
					0
ZK4403	V10-1	70834	41	1.11	2.46	0.09	47	1.05	2.35	0.09
ZK4403	V2	70845	99	0.48	0.58	0.19	96	0.46	0.55	0.18
ZK44103	V10-1	70861	45	0.44	2.04	0.04	47	0.42	1.94	0.04
ZK44103		70908	3	0.06	0.70	0.01	3	0.06	0.66	0.01
ZK4403	V2-2	70916	44	1.12	1.17	0.09	44	1.08	1.13	0.06
ZK4403		70925	16	0.11	1.11	0.10	18	0.11	1.05	0.09
ZK801	V6	71001	139	0.16	1.63	0.05	140	0.15	1.60	0.04
ZK4004	V13	71023	319	0.13	0.09	0.06	339	0.13	0.09	0.02
ZK4004		71037	23	0.18	1.02	0.07	23	0.19	1.01	0.06
ZK4402	V7-1	71050	44	0.93	1.84	0.19	41	0.86	1.77	0.18
					18.0
ZK10501	V10-1	71085	72	0.13		0.22	71	0.12	18.35	0.23
					5
ZK4402	V2-1	71103	15	0.53	2.24	0.06	18	0.49	2.12	0.03
ZK4402		71116	10	0.10	1.20	0.15	9	0.09	1.13	0.14
ZK4402		71128	1	0.01	0.05		1	0.01	0.05	0.02
ZK4004	V10-1	71170	16	0.01	2.72	0.10	17	0.01	2.77	0.10
					11.9
ZK4004	V10-1	71172	51	0.06		0.82	53	0.06	11.82	0.86
					0
ZK4004		71192	11	0.09	0.64	0.06	12	0.08	0.63	0.06
ZK4004	V10	71203	33	0.71	1.39	0.04	35	0.68	1.35	0.04
ZK3206	V8-0	71213	742	0.14	0.22	0.03	730	0.13	0.21	0.01
ZK2805	V15-1	71231	301	1.76	1.84	0.09	266	1.69	1.74	0.08
ZK2805	V15	71235	178	0.55	0.64	0.05	166	0.56	0.64	0.05
ZK2805	V14	71246	91	1.39	2.79	0.27	85	1.32	2.53	0.26
ZK10901	V5-1	71288	5	0.01	2.21	0.05	7	0.01	2.03	0.04
ZK2805	V13	71304	77	1.19	3.52	0.28	76	1.14	3.34	0.28
ZK2805	V13	71306	489	1.60	5.20	0.08	443	1.51	5.00	0.08
ZK2805		71310	4	0.01	0.18	0.04	4	0.01	0.17	0.04
ZK2805	V9-1	71312	122	0.07	7.92	0.11	114	0.07	7.18	0.10
ZK3206	V13	71317	52	0.15	1.26	0.04	52	0.16	1.20	0.04
ZK3206		71319	55	0.11	0.14	0.03	54	0.12	0.13	0.03
ZK4004	V7-1	71322	26	0.76	1.95	0.08	28	0.74	1.90	0.08
ZK4004	V7-1	71324	114	1.76	7.50	0.23	115	1.77	7.80	0.23
ZK4004	V7-1	71342	18	1.25	1.07	0.07	18	1.22	1.01	0.04
ZK4004	V7-0	71352	18	0.26	4.32	0.12	19	0.25	4.10	0.11
ZK3206		71374	24	0.19	1.03	0.08	28	0.19	1.01	0.07

NI 43-101 Report GC Ag-Zn-Pb Project	106	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

ZK2805	V9	71388	133	3.79	2.36	0.06	132	3.82	2.45	0.08
ZK4004		71395	14	0.67	1.51	0.09	15	0.66	1.52	0.10
ZK3206	V9-0	71399	40	0.05	5.05	1.62	41	0.05	5.06	1.60
ZK3206	V9	71403	120	1.34	3.97	0.07	128	1.35	4.21	0.08
ZK3206		71427	24	0.10	0.56	0.07	25	0.10	0.56	0.07
ZK4805		71443	5	0.02	0.13	0.05	6	0.02	0.13	0.01
ZK3206	V7-1	71456	48	0.10	1.67	0.12	48	0.09	1.67	0.13
ZK2805		71462	1	0.01	0.09	0.01	1	0.01	0.10	0.01
ZK4004		71480	1	0.01	1.41	0.12	2	0.01	1.47	0.11
ZK4004		71482	8	0.63	1.51	0.39	9	0.60	1.50	0.42
ZK2805	V2	71491	143	3.29	2.67	0.18	137	3.35	2.75	0.19
ZK3206		71501	11	0.04	0.19	0.07	11	0.04	0.21	0.07
ZK4404		71529	24	0.03	0.24	0.01	23	0.03	0.23	0.01
					15.3
ZK4404	V9	71556	285	0.07		0.18	285	0.07	15.02	0.19
					5
ZK4404	V5-1	71584	25	0.07	1.52	0.10	27	0.07	1.60	0.09
ZK4002		70270	5	0.02	0.71	0.06	5	0.02	0.72	0.06
ZK3206	V2	71594	240	0.92	2.15	0.11	220	0.93	2.03	0.13
ZK4404	V5	71604	832	3.60	4.46	0.34	783	3.40	4.20	0.37
ZK3206		71632	2	0.06	0.17	0.01	3	0.06	0.17	0.04
ZK4805		71639	4	0.03	0.30	0.04	4	0.03	0.31	0.04
ZK4805	V7	71654	47	0.70	1.41	0.12	52	0.66	1.46	0.12
ZK4805		71665	1	0.01	0.01		1	0.01	0.01	<0.01
ZK2804		71675	1	0.01	0.10		1	0.01	0.11	0.06
ZK2404		71687	4	0.02	1.10	0.12	6	0.02	1.12	0.11
ZK4002		70274	2	0.01	0.40	0.03	3	0.01	0.41	0.03
ZK2804	V5	71726	126	0.39	7.41	0.26	122	0.40	7.30	0.27
ZK2806	V8-1	71743	95	0.07	0.18	0.01	100	0.07	0.18	<0.01
ZK2804		71747	19	0.93	0.88	0.03	19	0.95	0.89	0.03
ZK2804	V2-1	71765	66	1.50	3.13	0.21	61	1.38	3.17	0.22
ZK2804	V2	71772	76	1.07	4.10	0.51	67	1.00	4.15	0.53
ZK2404		71782	1	0.01	0.01		1	0.01	0.01	<0.01
ZK2404	V7-1	71794	186	4.25	2.66	0.38	177	4.11	2.75	0.41
ZK2404	V2	71819	321	6.75	7.82	1.12	281	6.97	7.79	1.26
ZK2404	V2	71821	129	0.28	1.01	0.25	118	0.29	1.01	0.22
ZK2404	V2	71823	183	0.86	8.37	0.50	165	0.89	8.43	0.53
ZK2404	V2	71825	321	0.81	4.14	0.75	323	0.74	3.90	0.80
ZK2404	V2-1	71828	103	0.57	0.22	0.13	93	0.53	0.22	0.14
ZK2404		71841	4	0.01	0.13	0.04	4	0.01	0.13	0.04
ZK4002		70296	2	0.01	1.25	0.07	3	0.01	1.32	0.02
ZK2806	V15	71872	67	1.15	4.42	0.13	57	1.16	4.24	0.14
ZK2806	V14	71878	149	10.45	1.97	0.16	131	10.39	1.98	0.17
ZK2404	V2-2	71900	20	0.90	0.98	0.03	19	0.87	1.03	0.03
ZK2404	V2-2	71902	14	0.29	0.86	0.11	14	0.30	0.88	0.10
ZK3207		71910	10	0.06	0.30	0.02	10	0.06	0.31	0.02
ZK3207	V8-0	71912	265	0.09	0.30	0.01	244	0.09	0.31	0.01
ZK2806	V9-1	71942	131	2.82	3.10	0.15	118	2.72	3.18	0.16

NI 43-101 Report GC Ag-Zn-Pb Project	107	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

ZK2805		71959	21	0.06	0.05	0.03	21	0.06	0.06	0.03
ZK2805	V2-1	71973	197	0.25	0.41	0.39	182	0.26	0.42	0.42
ZK2805	V2-1	71975	266	0.30	0.20	0.05	257	0.29	0.22	0.05
ZK2404	V6	71995	35	0.26	1.16	0.10	30	0.27	1.20	0.10
ZK2404	V6	71997	16	0.34	0.37	0.11	13	0.32	0.39	0.11
ZK2806		72014	1	0.02	0.07	0.03	1	0.02	0.08	0.01
ZK3207		71911	12	0.07	0.63	0.03	12	0.08	0.68	0.03
ZK2806		71922	8	0.05	1.07	0.15	9	0.05	1.13	0.14
ZK2404	V6-0	71986	461	4.48	3.42	0.23	486	4.62	3.56	0.26
ZK2404	V6	71998	30	1.55	1.16	0.15	34	1.66	1.19	0.16
ZK4001	V2-2	70055	4	0.32	0.79	0.04	4	0.33	0.81	0.04
ZK4002	V10-1	70137	275	7.40	7.26	0.13	274	7.62	7.19	0.14
ZK4002	V2-0	70261	66	1.24	3.77	0.25	70	1.25	3.62	0.26
ZK4003	V2	70486	45	0.19	5.99	0.31	47	0.20	5.94	0.33
ZK3607	V7-1	70551	190	0.95	4.54	0.36	181	0.90	4.35	0.35
ZK3606	V2-1	70651	780	0.65	1.90	1.49	791	0.59	1.88	1.63
ZK10501	V10-1	71086	32	0.06	2.51	0.16	38	0.06	2.43	0.17
BT08-1		BT08-1- H2(1)	25	0.03	0.02		28	0.04	0.02	<0.01
BT08-6		BT08-6- H1	98	0.05	0.03		102	0.06	0.03	<0.01

NI 43-101 Report GC Ag-Zn-Pb Project	108	| P a g e
22 June 2008

NI 43-101 Report GC Ag-Zn-Pb Project	109	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Appendix IV

Silvercorp Check Assays

NI 43-101 Report GC Ag-Zn-Pb Project	110	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

In order to test the accuracy, precision, and lab contamination, Silvercorp purchased two types of standards GBW07173 and GBW07163 (GSO-2). For core samples from four holes that were first drilled in 2008, the standards were inserted for every 20 samples, and then were inserted for every 40 samples for the rest of drill core samples. A total of 20 standards were inserted for assaying and the summarized assay results are listed in Table IV.1. Overall the standard sample results were assayed were within the variation ranges; one standard sample was above the allowed range for Zn and another sample was above the allowed range for Ag.

Table IV.1 Summary of Assay Results of Silvercorp’s Standards

Standard	Metals	Value of Standard		Assay Value
		Average Value	Range	Average Value	Range	SD (σ)
GBW07173	Ag (g/t	92	92 ± 11	97.5	94-100	1.9
	Pb (%	2.14	1.97-2.17	2.09	2.04-2.16	0.04
	Zn (%	6.06	6.06 ± 0.29	6.24	5.99-6.48	0.15
GBW07163(GSO-2)	Ag (g/t	220	220 ± 10	231.5	226-236	3.31
	Pb (%	2.17	2.17 ± 0.07	2.13	2.09-2.20	0.04
	Zn (%	4.26	4.26 ± 0.15	4.36	4.19-4.45	0.09

Silvercorp also utilized 1/4 core samples to compare assay results with 1/2 core samples on the same interval of a drill hole. Thirty quarter-core samples were collected and assayed. Eighteen of 30 samples containing above 50 g/t Ag equivalent are used to perform analysis and are shown in Table IV.2 and Figures IV.1 to IV.3. The comparison shows that the average difference between half core and quarter core assays at +/-10%, indicate the ALS Chemex assay results are generally reliable. However, 9 Ag, 11 Pb, and 10 Zn assays have over 10% difference between half and quarter samples and usually 1/2 core sample assays are higher than 1/4 core.

NI 43-101 Report GC Ag-Zn-Pb Project	111	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure IV.1 Scatter plot of Ag assays of 1/2 core vs. 1/4 core

Figure IV.2 Scatter plot of Pb assays of 1/2 core vs. 1/4 core

NI 43-101 Report GC Ag-Zn-Pb Project	112	| P a g e
22 June 2008

Silvercorp Metals Inc
NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in
Guangdong Province, People’s Republic of China

Figure IV.3 Scatter plot of Zn assays of 1/2 core vs. 1/4 core

NI 43-101 Report GC Ag-Zn-Pb Project	113	| P a g e
22 June 2008

NI 43-101 Report GC Ag-Zn-Pb Project	114	| P a g e
22 June 2008

Table IV.2 Comparison of Half Core and Quarter Core Sample Assays

	Half Core				Quarter Core				Difference				Difference in %
Sample	Ag (g/t)	Pb(%)	Zn (%)	Sn (%)	Ag (g/t)	Pb(%)	Zn (%)	Sn (%)	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)	Ag	Pb	Zn	Sn

1	50	0.16	0.21	0.04	49	0.17	0.22	0.04	-1	0.01	0.01	0	-2	6	5	0
2	780	0.65	1.9	1.49	816	0.62	2.53	1.56	36	-0.03	0.63	0.07	4	-5	25	4
3	46	0.85	2.79	0.59	47	1.11	3.98	0.48	1	0.26	1.19	-0.11	2	23	30	-23
4	190	0.95	4.54	0.36	158	0.85	4.39	0.33	-32	-0.1	-0.15	-0.03	-20	-12	-3	-9
5	86	0.58	0.53	0.15	70	0.42	0.61	0.14	-16	-0.16	0.08	-0.01	-23	-38	13	-7
6	34	1.41	3.06	0.27	32	1.13	2.76	0.32	-2	-0.28	-0.3	0.05	-6	-25	-11	16
7	25	0.3	10.75		26	0.46	9.96		1	0.16	-0.79		4	35	-8
8	38	0.26	0.73		26	0.25	0.48		-12	-0.01	-0.25		-46	-4	-52
9	275	7.4	7.26		195	6.45	7.44		-80	-0.95	0.18		-41	-15	2
10	76	1.19	5.71		84	2.23	3.38		8	1.04	-2.33		10	47	-69
11	70	0.3	1.24		66	0.3	1.26		-4	0	0.02		-6	0	2
12	12	0.24	1.71		10	0.23	1.6		-2	-0.01	-0.11		-20	-4	-7
13	66	1.24	3.77		53	1.21	2.9		-13	-0.03	-0.87		-25	-2	-30
14	258	0.16	21.8	0.27	406	0.2	20	0.23	148	0.04	-1.8	-0.04	36	20	-9	-
15	45	0.19	5.99	0.31	40	0.34	6.43	0.35	-5	0.15	0.44	0.04	-13	44	7	11
16	261	3.59	15.3	1.06	133	1.62	10.95	0.96	-128	-1.97	-4.35	-0.1	-96	-122	-40
17	30	1.01	4.03	0.1	28	1.08	4.96	0.14	-2	0.07	0.93	0.04	-7	6	19	29
18	32	0.06	2.51	0.16	20	0.03	1.46	0.11	-12	-0.03	-1.05	-0.05	-60	-100	-72
Average	132	1.14	5.21	0.44	126	1.04	4.74	0.42	-6	-0.10	-0.47	-0.01	-5	-10	-10	-3

NI 43-101 Report GC Ag-Zn-Pb Project	115	| P a g e
22 June 2008

NI 43-101 Report GC Ag-Zn-Pb Project	116	| P a g e
22 June 2008

NI 43-101 Report GC Ag-Zn-Pb Project	117	| P a g e
22 June 2008

Appendix V

Bulk Density

NI 43-101 Report GC Ag-Zn-Pb Project	118	| P a g e
22 June 2008

Sample	Drill Hole	from	to	Vein #	BD (g/cm3)	Ag (g/t)	Pb (%)	Zn (%)	Comments
DT01	ZK3603	273.90	273.98	V2-1	3.64	169	12.46	2.22
DT02		276.18	276.28	V2-1	2.87	10	0.25	0.19	not used in average SG calculation
DT03		147.34	147.44	V7-0	4.01	62.4	0.19	5.7
DT04		149.83	149.89	V7-0	2.89	10	0.13	0.89
DT05	ZK3604	190.35	190.42	V7-0	4.40	58.1	0.03	2.24
DT06		190.98	191.03	V7-0	3.59	33	0.03	0.29	not used in average SG calculation
DT07		390.71	390.79	V2	3.40	8.6	0.29	1.34
DT08		391.53	391.60	V2	3.91	30.1	0.74	3.17
DT09		431.71	431.81	V2-2	3.23	12.9	0.7	1.36
DT10	ZK44101	37.52	37.58	V10	4.90	221	6.53	0.16
DT11		41.42	41.50	V10	5.51	2793	53.04	6.44	not used in average SG calculation
DT12	ZK3602	118.64	118.72	V7-0	4.06	190	9.51	3.22
DT13	ZK2002	239.80	239.87	V7-0	4.26	480	17.98	4.6
DT14		243.22	243.30	V7-0	3.16	117	0.15	2.15
DT15		411.83	411.92	V2-1	3.78	278	9.59	6.78
DT16		414.17	414.24	not named	3.12	24.4	0.27	0.86
DT17	ZK2001	102.46	102.56	V5	3.55	256	0.5	4.32
DT18		390.02	390.10	V2	2.94	8.1	0.11	0.22	not used in average SG calculation
DT19		394.39	394.48	not named	3.42	73.2	2.69	1.49
DT20		455.15	455.25	not named	2.71	2.7	0.18	0.36	not used in average SG calculation
DT21		463.44	463.53	V2-2	3.23	0	0.49	0.16	not used in average SG calculation
DT22		470.38	470.47	not named	3.50	73.2	7.45	5.38
DT23	ZK1401	257.83	257.90	V2	4.31	1953	0.08	5.52
DT24		259.22	259.30	V2	4.13	466	0.09	23.41
DT25		266.95	267.03	V2	3.10	480	0.27	15.81
DT26	ZK1201	164.15	164.23	V6	3.82	141	0.06	20.88
DT27		165.40	165.47		2.75	5.4	0.01	0.82
DT28	ZK2802	133.75	133.85	V7	3.05	84.2	0.33	2.5
DT29		137.45	137.51	V7	2.85	29.8	1.03	2.48
DT30		139.15	139.24	V7	2.86	21.8	0.25	2.15
DT31		202.73	202.79	V2-1	4.43	242	0.09	8.34
DT32		203.58	203.65	V2-1	3.21	40.6	1.12	2.67
DT33	ZK44102	34.14	34.21	not named	3.25	234	4.92	14.24
DT34		78.92	79.00	not named	3.75	440	4.24	15.67
DT35	ZK2801	207.94	208.01	V2	3.18	13.6	0.08	2.72
DT36		203.86	203.94	V2	3.93	21.8	0.07	1.22
DT37	ZK3605	87.96	88.05	V2	3.28	40.6	0.03	7.14
DT38	ZK20101	313.34	313.43	not named	4.06	292	6.22	12.69
DT39	ZK3203	360.78	360.87	V2	4.31	358	1.12	1.32
DT40		363.02	363.12	V2	3.64	109	2.22	3.28

NI 43-101 Report GC Ag-Zn-Pb Project	119	| P a g e
22 June 2008

DT41	ZK3604	208.56	208.64	V7	3.16	92.2	3.32	5.27
DT42		209.65	209.73	V7	3.85	73.2	0.83	3.25
DT43		211.77	211.85	V7	2.83	35.2	0.24	1.28
DT44	ZK1801	388.30	388.40	V2	4.47	75.9	0.02	0.118
DT45		396.59	396.66	not named	4.05	504	0.33	1.77
DT46	ZK48001	78.82	78.90	not named	3.52	296	0.1	3.69
DT47	ZK3604	345.86	345.96	not named	3.42	24.4	0.47	4.52
DT48		351.66	351.76	not named	3.38	21.7	0.22	5.7
DT49	ZK3203	318.79	318.87	V2-0	3.30	29.9	0.18	2.27
DT50	ZK2402	269.86	269.93	V2	4.33	170.8	0.03	0.08
DT51		271.06	271.16	V2	3.15	81.4	1.15	3.75
DT52		273.77	273.86	V2	4.50	100	0.15	0.42
DT53		274.91	274.98	V2	4.41	182	2.3	3.17
DT54		277.83	277.91	V2	3.08	336	0.57	0.18
DT55	ZK3204	291.63	291.69	V7-0	4.10	73.2	2.3	10.11
DT56		322.58	322.66	V7	4.37	75.9	0.23	1.2
DT57		324.01	324.11	V7	3.12	43.4	0.06	1.79
DT58		520.86	520.95	V2	3.73	125	4.1	4.05
DT59		524.17	524.25	V2	3.20	57	0.44	0.44
DT60		576.56	576.64	V2-2	3.17	62.4	0.1	5.27
DT61		577.28	577.36	V2-2	3.61	130	0.09	0.75
DT62		641.88	641.96	V6	3.59	252	2.61	2.56
Average						176.40	1.99	4.47

Grade (Pb+Zn)						e10	4-10	d4
No. of Samples						12	17	27
% of samples						0.21	0.30	0.48
SG						3.79	3.73	3.37
Average based on % of samples in different grade group							3.57

NI 43-101 Report GC Ag-Zn-Pb Project	120	| P a g e
22 June 2008

NI 43-101 Report GC Ag-Zn-Pb Project	121	| P a g e
22 June 2008

Appendix VI

Drill Hole Collar and Downhole Survey Data

NI 43-101 Report GC Ag-Zn-Pb Project	122 | P a g e
22 June 2008

Drill Hole	Northing (m)	Easting (m)	Elevation (m)	From (m)	To (m)	Azimuth	Dip	Veins Intercepted	Year Drilled
ZK801	2536112.863	37593367.801	95.976	0	25.03	20	65		2008
				25.03	75.395	20	65.5		2008
				75.395	125.365	20	65	V6	2008
				125.365	158.2	20	64.5		2008
				158.2	166.4	20	65		2008
ZK1001	2535841.116	37593327.089	182.976	0	25	20	47		2007
				25	75	20	49		2007
				75	125	20	49.5	V5-1	2007
				125	175	19.5	50	V5	2007
				175	225	20	49.5	V7-0,V7	2007
				225	275	22.5	50	V2-1	2007
				275	325	22.5	47.5	V2,V2-2	2007
				325	375	22	46.5		2007
				375	424.66	24	46.5	V6	2007
				424.66	449.32	23	47		2007
ZK1201	2536086.450	37593476.661	129.340	0	25	20	71		2007
				25	75	20	72		2007
				75	125	22.5	71.5		2007
				125	165.41	24	71	V6	2007
				165.41	180.82	24	71		2007
ZK1401	2535830.265	37593446.040	217.772	0	25	12	54		2007
				25	75	12	55	V5-1	2007
				75	125	13	55	V5	2007
				125	175	14	55	V7-1,V7-0	2007
				175	225	15	55	V7,V2-1	2007
				225	280.6	15	55	V2	2007
				280.6	311.2	15	54.5		2007
ZK1402	2535829.768	37593445.940	217.722	0	25	9	67		2007
				25	75	10	69		2007
				75	125	10	69	V5-1,V5	2007
				125	175	14	69	V7-1	2007
				175	225	16	69	V7-0	2007
				225	275	16	69	V7	2007
				275	325	16	69	V2-1	2007
				325	366.3	16.5	69	V2	2007
				366.3	382.6	16.5	69		2007
ZK1601	2535912.436	37593503.552	208.790	0	35	20	75	V7-1	2005
				35	110	20	73	V7-0,V7	2005
				110	175	21	72	V2-1	2005
				175	225	20	73.5	V2	2005

NI 43-101 Report GC Ag-Zn-Pb Project	123 | P a g e
22 June 2008

				225	275	18	73	V2-2	2005
				275	322.5	15	73		2005
				322.5	347.86	16	72		2005
ZK1602	2535820.005	37593475.958	224.302	0	25	20	75		2005
				25	75	20	75		2005
				75	125	21	75	V5-1	2005
				125	175	22	75	V5	2005
				175	225	23	75	V7-1	2005
				225	275	23	75	V7-0	2005
				275	325	22	74	V7	2005
				325	375	22	74	V2-1	2005
				375	419	22	74	V2	2005
				419	439.65	23	74		2005
ZK1801	2535852.089	37593502.615	236.253	0	25	39	71	V5-1	2007
				25	75	41	72.5	V5	2007
				75	125	42	72.5	V7-1	2007
				125	175	42	72.5		2007
				175	225	42	72	V7-0	2007
				225	275	42	72	V7	2007
				275	325	40	72	V2-1	2007
				325	375	41	72		2007
				375	408.445	40	71.5	V2	2007
				408.445	416.89	41.5	72.5		2007
ZK2001	2535819.224	37593557.675	252.028	0	25	28	64		2007
				25	75	31	65	V5-1	2007
				75	125	31	65	V5	2007
				125	175	30	66	V7-1	2007
				175	225	29	66	V7-0	2007
				225	275	29	66	V7	2007
				275	325	29	66	V2-1	2007
				325	375	29	66		2007
				375	425	29	66	V2	2007
				425	476.345	28	66	V2-2	2007
				476.345	502.69	28	66		2007
ZK2002	2535819.224	37593557.675	252.028	0	25	28	74		2007
				25	75	30	74		2007
				75	125	30	74	V5-1	2007
				125	175	30	74	V5	2007
				175	225	30	74	V7-1	2007
				225	275	29	74	V7-0	2007
				275	325	29	74	V7	2007
				325	375	29	74		2007

NI 43-101 Report GC Ag-Zn-Pb Project	124 | P a g e
22 June 2008

				375	425	29	74	V2-1	2007
				425	475	29	73		2007
				475	525	29	73	V2	2007
				525	579.57	28	73		2007
				579.57	609.14	28	73	V2-2	2007
ZK2401	2535830.617	37593707.693	188.687	0	25	11	49		2007
				25	75	11	50	V7-0	2007
				75	125	12	50	V7	2007
				125	175	12	50	V2-1	2007
				175	225	14	49	V2	2007
				225	275	14.5	49	V2-2	2007
				275	325	15	49	V6-0	2007
				325	368.53	15	48.5	V6	2007
				368.53	387.06	15	48.5		2007
ZK2402	2535829.830	37593707.559	188.682	0	25	11	71	V7-1	2007
				25	75	12.5	71.5		2007
				75	125	12.5	70	V7-0	2007
				125	175	14	70.5		2007
				175	225	14	70	V7	2007
				225	275	15	70.5	V2-1	2007
				275	318.105	15.5	70	V2,V2-2	2007
				318.105	336.21	16	69.5		2007
ZK2404	2535651.302	37593623.553	236.819	0	25.315	20	58		2008
				25.315	74.77	20	58	V9-1	2008
				74.77	124.205	20	58		2008
				124.205	175.215	20	57	V9	2008
				175.215	226.35	20	57	V5-1,V5	2008
				226.35	275.76	21	57		2008
				275.76	324.94	21	57	V7-1	2008
				324.94	375.255	21	57	V7-0	2008
				375.255	427.38	20	57	V7	2008
				427.38	477.76	20	57	V2-1,V2	2008
				477.76	525.89	20	57	V2-2	2008
				525.89	574.845	20	57		2008
				574.845	623.015	20	57	V6-0,V6	2008
				623.015	646.98	20	57		2008
ZK2801	2535810.250	37593782.617	176.433	0	25	20	46		2007
				25	75	22	46	V7-0	2007
				75	125	22.5	46	V7	2007
				125	175	23	45.5	V2-1,V2-0	2007
				175	225	22.5	44.5	V2	2007
				225	275	23	44	V2-2	2007

NI 43-101 Report GC Ag-Zn-Pb Project	125 | P a g e
22 June 2008

				275	319.33	23	43	V6	2007
				319.33	338.66	23	43		2007
ZK2802	2535809.350	37593782.250	176.362	0	25	20	70	V7-1	2007
				25	75	24	70.5		2007
				75	125	24	71	V7-0	2007
				125	175	24	71	V7	2007
				175	225	25	70.5	V2-1	2007
				225	277.425	24.5	70	V2-0	2007
				277.425	304.85	25	70	V2	2007
ZK2804	2535608.335	37593714.116	184.785	0	25	20	55		2008
				25	74.35	20.2	55.2	V9-1	2008
				74.35	125.05	20.4	55.1	V9-0,V9	2008
				125.05	175.8	20.7	54.8		2008
				175.8	225	21	54.5	V5-1	2008
				225	274.6	21.4	54.2	V5,V7-1	2008
				274.6	324.8	21.9	53.8	V7-0	2008
				324.8	373.5	22.2	53.5	V7	2008
				373.5	423.55	22.5	53.1	V2-1	2008
				423.55	475.3	22.9	52.9	V2-0,V2	2008
				475.3	524.95	24.6	52.5	V2-2	2008
				524.95	575.3	25	52.2		2008
				575.3	614.65	25.5	51.6	V6	2008
				614.65	628.3	25.7	51.6		2008
ZK2805	2535475.408	37593668.493	193.717	0	24.985	20	53		2008
				24.985	75.365	20	53	V8,V15-1	2008
				75.365	125.92	20	53	V15-0 V15,V14	2008
				125.92	175.31	20	53	V13	2008
				175.31	224.935	21	52		2008
				224.935	275.305	20	53	V9-1	2008
				275.305	325.305	20	53	V9-0,V9	2008
				325.305	375.34	20	52		2008
				375.34	425.275	20	53	V5-1,V5	2008
				425.275	475.17	20	53	V7-1,V7-0	2008
				475.17	526.16	20	53	V7	2008
				526.16	576.75	21	53	V2-1	2008
				576.75	625.54	20	52	V2-0,V2	2008
				625.54	658.75	20	54	V2-2	2008
				658.75	667.74	20	53		2008
ZK2806	2535387.161	37593632.457	223.903	0	26.175	20	63		2008
				26.175	76.4	20	63	V8-1,V8-0	2008
				76.4	125.725	20	63		2008

NI 43-101 Report GC Ag-Zn-Pb Project	126 | P a g e
22 June 2008

				125.725	176.375	20	64		2008
				176.375	225.925	20	63	V8	2008
				225.925	275.375	20	63	V15	2008
				275.375	326.475	22	63	V14,V13	2008
				326.475	376.15	21	63		2008
				376.15	425.025	21	63		2008
				425.025	475.275	22	63	V9-1	2008
				475.275	516.225	23	63		2008
				516.225	531.95	23	63	V9	2008
ZK3201	2535839.003	37593900.637	156.351	0	26.5	20	75		2005
				26.5	78.5	18.48	71	V7	2005
				78.5	126	20	70	V2-0,V2	2005
				126	163	21	69	V2-2	2005
				163	180.44	20	70		2005
ZK3202	2535775.141	37593859.553	160.674	0	25	22	75		2005
				25	75	20	75	V7-0	2005
				75	125	18	74	V7	2005
				125	175	20	74.6	V2-1	2005
				175	225	23	75	V2-0	2005
				225	275.22	17.5	73	V2,V2-2	2005
				275.22	323.98	21	76		2005
ZK3203	2535666.150	37593802.901	173.424	0	25	31	64		2007
				25	75	31	63	V5-1	2007
				75	125	31	63	V5	2007
				125	175	30	64	V7-1	2007
				175	225	30	64	V7-0,V7	2007
				225	275	30	64		2007
				275	325	30	63	V2-1,V2-0	2007
				325	375	29	63	V2	2007
				375	425.75	29	63	V2-2	2007
				425.75	451.5	29	63		2007
ZK3204	2535635.847	37593842.551	191.460	0	25	20	77		2007
				25	75	21	77.5		2007
				75	125	21	77.5	V5-1	2007
				125	175	22	77.5	V5	2007
				175	225	22	77.5		2007
				225	275	22	77.5	V7-1	2007
				275	325	22.5	78	V7-0,V7	2007
				325	375	23	77.5		2007
				375	425	24	78		2007
				425	475	24	77.5	V2-1	2007
				475	525	24	77	V2-0,V2	2007

NI 43-101 Report GC Ag-Zn-Pb Project	127 | P a g e
22 June 2008

				525	575	24	77		2007
				575	625	24	77	V2-2	2007
				625	660.38	24	76.5	V6	2007
				660.38	670.76	24	76		2007
ZK3206	2535389.129	37593742.081	228.242	0	25.065	20	48		2008
				25.065	75.49	20	48	V8-1,V8-0	2008
				75.49	126.325	20	48	V8	2008
				126.325	175.875	20	48		2008
				175.875	225.45	20	47		2008
				225.45	275.875	20	48	V13	2008
				275.875	326.105	20	48.5	V9-1	2008
				326.105	375.78	20	49	V9-0,V9	2008
				375.78	425.66	19	48	V5-1	2008
				425.66	475.86	19	48	V5,V7-1	2008
				475.86	525.29	19	48	V7-0,V7	2008
				525.29	575.56	19	49	V2-1	2008
				575.56	626.4	19	48	V2-0,V2	2008
				626.4	676.98	19	49	V2-2	2008
				676.98	717.145	20	49	V6	2008
				717.145	732.04	19	50		2008
ZK3207	2535315.780	37593715.649	219.168	0	25	20	58		2008
				25	75.12	20	58		2008
				75.12	125.465	20	58		2008
				125.465	176.765	20	58	V8-1	2008
				176.765	226.705	20	58	V8-0	2008
				226.705	275.8	20	58	V8	2008
				275.8	326.765	20	58		2008
				326.765	376.165	20	58		2008
				376.165	425.52	20	58	V13	2008
				425.52	476.325	20	58	V9-1	2008
				476.325	508.585	20	58	V9-0,V9	2008
				508.585	515.73	20	58		2008
ZK3602	2535692.169	37593939.083	182.125	0	25	19	48.5		2007
				25	75	19	48.5	V7-1	2007
				75	125	21	47	V7-0	2007
				125	175	21	46	V7	2007
				175	225	22	46	V2-1	2007
				225	275	22	46	V2-0,V2	2007
				275	325	22	46	V2-2	2007
				325	363	23	46.5	V6	2007
				363	376	23	47		2007
ZK3603	2535691.601	37593938.881	182.319	0	25	20	67		2007

NI 43-101 Report GC Ag-Zn-Pb Project	128 | P a g e
22 June 2008

				25	75	20	66.5		2007
				75	125	20.5	66.5	V7-1	2007
				125	175	21	66.5	V7-0	2007
				175	225	21	67.5	V7	2007
				225	275	24	67	V2-1	2007
				275	325	24	67	V2-0,V2	2007
				325	375	26	67	V2-2	2007
				375	425	28	67	V6	2007
				425	453.8	29	67		2007
				453.8	457.6	29	67		2007
ZK3604	2535691.601	37593938.881	182.319	0	25	20	77		2007
				25	75	21	77		2007
				75	125	21	77	V7-1	2007
				125	175	20	77		2007
				175	225	24	77	V7-0,V7	2007
				225	275	22	77		2007
				275	325	25	76.5		2007
				325	375	24	76	V2-1,V2-0	2007
				375	425	24	76	V2	2007
				425	475	22	77	V2-2,V6	2007
				475	525.28	21	76.5		2007
				525.28	550.56	20	77.5		2007
ZK3605	2535829.955	37593989.782	110.164	0	25	20	45		2007
				25	75	20	45	V2-1,V2-0	2007
				75	125	20.5	45	V2,V2-2	2007
				125	174.84	20	45	V6	2007
				174.84	199.68	20	45.5		2007
ZK3606	2535789.480	37593994.019	111.432	0	25	20	74	V7	2008
				25	77.5	19	74		2008
				77.5	127.5	21	74	V2-1	2008
				127.5	175.945	20	74	V2-0,V2	2008
				175.945	225.945	20.5	74	V2-2	2008
				225.945	275.715	21	74.5	V6	2008
				275.715	308.055	20	74.5		2008
				308.055	314.68	22.5	73.5		2008
ZK3607	2535539.594	37593903.229	233.426	0	24.95	20	69		2008
				24.95	74.95	20	69	V9	2008
				74.95	125.9	21	69	V10	2008
				125.9	176.45	24	69	V5-1	2008
				176.45	225.725	22	69	V5	2008
				225.725	275.25	22	69		2008
				275.25	325.225	23	70	V7-1	2008

NI 43-101 Report GC Ag-Zn-Pb Project	129 | P a g e
22 June 2008

				325.225	375.55	24	71		2008
				375.55	426.25	21	70	V7-0,V7	2008
				426.25	475.975	21	69		2008
				475.975	525.475	21	70	V2-1,V2-0	2008
				525.475	575.35	22	70	V2,V2-2	2008
				575.35	622.05	23	69.5	V6	2008
				622.05	644.1	24	70		2008
ZK4001	2535785.100	37594098.630	111.421	0	25.58	20	66		2008
				25.58	76.01	20	66	V2-0,V2	2008
				76.01	126.21	20	66	V2-2	2008
				126.21	176.21	20	66		2008
				176.21	202.81	21	65	V6	2008
				202.81	204.76	21	65		2008
ZK4002	2535543.005	37594010.350	249.187	0	26.15	20	61		2008
				26.15	76.7	20	61		2008
				76.7	126.1	20	61	V5-1	2008
				126.1	176.5	20	61	V10-1,V5	2008
				176.5	226.5	20	61		2008
				226.5	276.5	20	61.5	V7-1,V10	2008
				276.5	325.95	21	62	V7-0,V7	2008
				325.95	375.3	23	62	V2-1	2008
				375.3	425.35	21	62	V2-0,V2	2008
				425.35	476.35	20	62	V2-2	2008
				476.35	526.8	20	62.5		2008
				526.8	577.95	21	61	V6	2008
				577.95	609.05	26	62		2008
				609.05	613.2	24	60		2008
ZK4003	2535543.456	37594010.419	248.962	0	26	20	48		2008
				26	76.35	20	48	V5-1	2008
				76.35	125	20	48		2008
				125	176.05	20	48	V10-1,V5	2008
				176.05	227	20	47.5	V7-1	2008
				227	276.05	20	49	V7- 0,V10,V7	2008
				276.05	326.25	20	49.5	V2-1	2008
				326.25	376.4	20	50	V2-0,V2	2008
				376.4	425.75	22	49	V2-2	2008
				425.75	469	23	49		2008
				469	487.7	23	49	V6	2008
ZK4004	2535426.799	37593968.447	288.143	0	24.96	20	61		2008
				24.96	74.96	20	60.5	V13,V9-1	2008
				74.96	125	20	61		2008

NI 43-101 Report GC Ag-Zn-Pb Project	130 | P a g e
22 June 2008

				125	175.75	20	61		2008
				175.75	226.49	19	61	V9	2008
				226.49	275.935	20	60	V10-1	2008
				275.935	325.78	19	60	V5-1	2008
				325.78	375.585	20.5	60	V5	2008
				375.585	425.07	20	60	V10,V7-1	2008
				425.07	475.96	19	60	V7-0,V7	2008
				475.96	526.365	19	60		2008
				526.365	572.47	20	60	V2-1,V2-0	2008
				572.47	593.99	19	60	V2	2008
ZK4401	2535560.330	37594120.594	271.375	0	25	20	68		2007
				25	75	21	68	V5	2007
				75	125	22	68		2007
				125	175	22	68	V7-1	2007
				175	225	22	67.5	V7-0	2007
				225	275	22	67.5	V10-1	2007
				275	325	22	67.5	V7	2007
				325	375	22	67.5	V2-1,V2-0	2007
				375	425	22	67.5	V2	2007
				425	475	23	66	V2-2,V6-0	2007
				475	524.65	24	66		2007
				524.65	549.3	25	66	V6	2007
ZK4402	2535444.613	37594080.036	310.488	0	26	20	67		2008
				26	76	21	67		2008
				76	125.5	20	67		2008
				125.5	176.15	21	67.5	V9	2008
				176.15	225.705	20	67.5		2008
				225.705	275.91	20	69	V5-1	2008
				275.91	327.11	20	68	V5	2008
				327.11	376.315	20	67	V10-1,V7-1	2008
				376.315	425.09	21	68	V7-0	2008
				425.09	475.645	21	68	V7	2008
				475.645	525.44	20	69		2008
				525.44	575.1	22.5	69	V2-1,V2- 0, V2	2008
				575.1	607.885	22	68	V2-1	2008
				607.885	615.22	22	67		2008
ZK4403	2535637.089	37594152.007	224.505	0	25.225	20	55		2008
				25.225	75.525	20	55	V7-0	2008
				75.525	125.5	19.5	55	V7,V2-1	2008
				125.5	175.325	18	55	V10-1	2008
				175.325	225.275	21	55	V2-0,V2	2008

NI 43-101 Report GC Ag-Zn-Pb Project	131 | P a g e
22 June 2008

				225.275	275.625	20	55	V2-2	2008
				275.625	325.525	22	55	V6-0,V6	2008
				325.525	355.4	22	55		2008
				355.4	360.7	20	55		2008
ZK4404	2535339.280	37594043.462	313.142	0	25	20	67		2008
				25	75	19.8	66.8		2008
				75	125	20.4	66.6	V13	2008
				125	175	22	66.3		2008
				175	225	23.4	65.9	V9-1	2008
				225	275	24.6	65.3		2008
				275	325	24.8	65.1	V9	2008
				325	375	24.9	64.9		2008
				375	425	24.9	64.9	V5-1,V10-1	2008
				425	475	25.1	64.9		2008
				475	505.7	25.2	64.8	V5	2008
				505.7	511.4	25.2	64.8		2008
ZK44101	2535819.366	37594207.212	111.727	0	25	303	48	V2-2	2007
				25	64.25	305	48	V10,V11	2007
				64.25	78.5	305	48		2007
ZK44102	2535818.668	37594208.610	111.707	0	25	303	88		2007
				25	64.5	305	89		2007
				64.5	79	305	89		2007
ZK44103	2535767.966	37594304.124	119.377	0	25	303	65		2008
				25	74.27	303	65	V2-2	2008
				74.27	124.03	302	65.5	V10-1	2008
				124.03	178.76	302	65		2008
				178.76	225.56	302	65	V10,V11	2008
				225.56	243.12	302	66		2008
ZK44201	2535819.784	37594207.114	111.721	0	25	0	50	V2-2	2007
				25	75.1	1	51	V10,V11	2007
				75.1	100.2	1	52	V6	2007
ZK4803	2535788.769	37594323.387	113.761	0	25	200	45		2007
				25	75	203	45	V2-2	2007
				75	116.28	204	45		2007
				116.28	132.56	205	45		2007
ZK4804	2535622.206	37594252.997	225.276	0	24.875	20	72		2008
				24.875	74.45	20	72	V7-0	2008
				74.45	125.775	20	72	V7	2008
				125.775	177.075	20	72	V2-1	2008
				177.075	226.25	20	73	V2-0,V2	2008
				226.25	276.16	23	73.5		2008
				276.16	326.045	23	73	V2-2	2008

NI 43-101 Report GC Ag-Zn-Pb Project	132 | P a g e
22 June 2008

				326.045	366.995	20	72		2008
				366.995	383.47	21	73		2008
ZK4805	2535469.317	37594185.523	319.569	0	24.95	20	64		2008
				24.95	75.3	20	64		2008
				75.3	125.775	20	64	V5-1	2008
				125.775	176.55	20	64	V5	2008
				176.55	226.25	20	64	V7-1	2008
				226.25	275.525	21	64		2008
				275.525	326.75	20	64	V7-0	2008
				326.75	376.45	21	64	V7	2008
				376.45	425.425	21	64	V2-1,V2-0	2008
				425.425	460.55	22	64	V2	2008
				460.55	470.45	21	64		2008
ZK48001	2535791.838	37594321.665	114.051	0	25	303	68		2007
				25	75	305	68		2007
				75	125	305	69	V10-1	2007
				125	175	305	70		2007
				175	216.335	305	69	V10	2007
				216.335	232.67	305	69	V11	2007
ZK48002	2535791.545	37594322.084	114.027	0	25	303	82		2007
				25	75	302	82		2007
				75	125	301	82		2007
				125	175	300	81	V10-1	2007
				175	225	300	81		2007
				225	277.65	300	81	V10	2007
				277.65	305.3	300	81	V11	2007
ZK48101	2535791.838	37594321.665	114.051	0	25	351	45		2007
				25	75	351	45	V6	2007
				75	125	351	45		2007
				125	175	351	45	V10,V11	2007
				175	225.325	351	45		2007
				225.325	250.65	351	45		2007
ZK48301	2535789.333	37594321.232	113.789	0	25	263	48		2007
				25	75	265	48		2007
				75	125	265.5	47.5		2007
				125	175	267	46.5	V10-1,V2-2	2007
				175	225	267.5	46.5		2007
				225	263.555	268	46.5	V10 V11	2007
				263.555	277.11	268	46		2007
ZK5401	2535668.539	37594419.881	116.328	0	24.575	10	76		2005
				24.575	79.375	10	78	V2	2005
				79.375	131.8	10	78	V2-2	2005

NI 43-101 Report GC Ag-Zn-Pb Project	133 | P a g e
22 June 2008

				131.8	181	8	79		2005
				181	208.2	8	79		2005
ZK60101	2535524.506	37594549.365	133.883	0	25	10	45		2007
				25	75	12.5	45		2007
				75	125	12.5	44.5	V7	2007
				125	175	13	45		2007
				175	225	14	44.5	V2,V2-2	2007
				225	275	15	43	V6	2007
				275	325	15	43		2007
				325	367.48	15	43		2007
				367.48	384.96	15	43		2007
ZK10501	2535637.724	37594150.450	224.735	0	26.35	303	61		2008
				26.35	76.45	303	61		2008
				76.45	125.6	302	61	V10-1	2008
				125.6	159.5	303	61		2008
				159.5	168	304	61		2008
ZK10502	2535637.164	37594150.839	224.939	0	26.4	303	84		2008
				26.4	76.87	304	84		2008
				76.87	126.395	301	84		2008
				126.395	176.935	304	84.5		2008
				176.935	209.47	304.5	84	V10-1	2008
				209.47	216.92	305.5	84		2008
ZK10901	2535467.805	37594186.042	319.456	0	26.45	303	66		2008
				26.45	76.8	303	66		2008
				76.8	125.725	302	66		2008
				125.725	176.225	303	66		2008
				176.225	225.575	301	65		2008
				225.575	275.375	302	66		2008
				275.375	327	301	66	V5-1	2008
				327	359.225	302	66	V10-1	2008
				359.225	365.75	301	66		2008
ZK30301	2536850.458	37593315.514	92.094	0	25	20	50		2007
				25	75	20	50		2007
				75	125	20	50		2007
				125	175	20	50		2007
				175	225	20	50	V3	2007
				225	260.87	21	50		2007
				260.87	271.74	21	50		2007
ZK40101	2536599.633	37593279.643	119.362	0	25	200	45		2007
				25	75	200	45		2007
				75	125	200	45		2007
				125	173.405	200	45	V4	2007

NI 43-101 Report GC Ag-Zn-Pb Project	134 | P a g e
22 June 2008

				173.405	196.81	202	45		2007
ZK40601	2536529.669	37593463.288	140.490	0	25	200	52		2007
				25	75	201	52		2007
				75	125	201	52		2007
				125	175	201	52	V4	2007
				175	206.07	202.5	52		2007
				206.07	212.14	202.5	52		2007
ZK40602	2536319.277	37593394.758	97.567	0	25	20	66		2007
				25	75	20	66		2007
				75	125	20	66		2007
				125	175	20	66		2007
				175	225	20	66	V4	2007
				225	275	20	67		2007
				275	327.085	20	67		2007
				327.085	354.17	19	66.5		2007
ZK41101	2536719.265	37593067.771	94.729	0	25	200	45		2007
				25	75	200	45		2007
				75	125	200	45		2007
				125	175	200	45		2007
				175	221.6	200	45	V4	2007
				221.6	243.2	200	45		2007
ZK41801	2536468.610	37593733.967	113.043	0	25	200	45		2007
				25	75	198	45		2007
				75	125	198	45.5	V4	2007
				125	175	199	45		2007
				175	211.5	199.5	45		2007
				211.5	223	200	45		2007
ZK42101	2536807.795	37592809.806	91.572	0	25.12	200	45		2007
				25.12	75.36	198	45		2007
				75.36	126.085	199	45		2007
				126.085	176.865	200	45	V4	2007
				176.865	217.625	200	46		2007
				217.625	233.21	200	47		2007

NI 43-101 Report GC Ag-Zn-Pb Project	135 | P a g e
22 June 2008

Appendix VII

Drill Core Recovery

NI 43-101 Report GC Ag-Zn-Pb Project	136	| P a g e
22 June 2008

Drill			Drill	Core	Core	Vein
Hole	Length (m)	Vein #	Interval	Interval	Recovery	Depth	Azimuth	Dip
			(m)	(m)	(%)	(m)

ZK801	166.4	V6	1.6	1.56	97.5	122.67	20°	65°
ZK1001	449.32	V7-0	0.57	0.55	96.48	183.37	20°	49.5°
		V2-2	0.45	0.43	96.15	309.85	22.5°	47.5°
		V6	1	0.95	94.6	411.35	24°	46.5°
ZK1201	180.82	V6	4.33	4.17	96.3	160.07	24°	71°
ZK1401	311.2	V7-1	1.64	1.6	97.56	126.86	14°	55°
		V7-0	0.8	0.77	96.67	154.5	14°	55°
		V2-1	1.1	1.02	92.9	218.24	15°	55°
		V2	11.53	11.14	96.63	255.97	15°	55°
ZK1402	382.6	V5-1	0.79	0.77	97.81	81.26	10°	69°
		V7-1	1.01	1.01	100	158.24	14°	69°
		V7	1.58	1.45	92.06	262.32	16°	69°
		V2-1	2.72	2.72	100	307.03	16°	69°
		V2	1.23	1.23	100	339.77	16.5°	69°
ZK1801	416.89	V7-0	0.77	0.76	98.68	182.71	42°	72°
		V2	1.46	1.45	99.56	387.32	40°	71.5°
ZK2001	502.69	V5	1.2	1.2	99.64	102.26	31°	65°
		V7	2.2	2.19	99.67	242.04	29°	66°
			0.4	0.39	99.59	285.27	29°	66°
		V2	1.02	1	98.04	389.08	29°	66°
			0.9	0.89	99.26	446.1	28°	66°
			0.72	0.72	99.5	454.73	28°	66°
			0.3	0.3	98.48	457.91	28°	66°
		V2-2	2.4	2.37	98.81	462.23	28°	66°
ZK2002	609.14	V7-1	1.26	1.25	99.34	199.44	30°	74°
			4.44	4.41	99.34	213.7	30°	74°
		V7-0	4.1	4.07	99.34	239.4	29°	74°
			1.15	1.15	100	291.07	29°	74°
			1.77	1.77	100	299.23	29°	74°
		V7	1.26	1.24	98.68	318.62	29°	74°
			0.56	0.56	100	404.73	29°	74°
		V2-1	1.77	1.77	99.79	411.03	29°	74°
ZK2401	387.06	V7	0.54	0.54	100	120.4	12°	50°
		V2	2.25	2.23	99.04	214.91	14°	49°

NI 43-101 Report GC Ag-Zn-Pb Project	137 | P a g e
22 June 2008

		V2	2	2	100	220.16	14°	49°
		V6-0	0.34	0.34	99.67	311.21	15°	49°
		V6	0.5	0.5	99	343.06	15°	48.5°
ZK2402	336.21	V2-1	2.3	2.25	97.97	224.61	14°	70°
		V2	14.15	14.03	99.15	268.36	15°	70.5°
		V2-2	2.1	2.04	97.33	296.21	15.5°	70°
ZK2404	646.98	V9	2.1	1.97	93.67	128.75	20°	57°
		V7-1	0.5	0.49	98.5	281.7	21°	57°
		V7	0.44	0.42	95.81	377.63	20°	57°
		V2	12.87	12.86	99.9	453.48	20°	57°
			1.27	1.23	96.67	483.01	20°	57°
		V2-2	6.82	6.77	99.27	487.22	20°	57°
			2.28	2.28	100	549.82	20°	57°
		V6-0	2.29	2.29	100	574.91	20°	57°
		V6	5.5	5.5	100	590.82	20°	57°
ZK2801	338.66		0.57	0.57	100	71	22°	46°
		V7	0.9	0.9	100	89.2	22.5°	46°
		V2-1	0.18	0.18	98.67	138.82	23°	45.5°
		V2	4.75	4.73	99.54	204.54	22.5°	44.5°
		V2-2	2	1.98	98.88	228.68	23°	44°
		V6	0.16	0.16	98.33	324.5	23°	43°
ZK2802	305.85		1.1	1.09	99.9	125.6	24°	71°
		V7	9.13	9.06	99.21	132.62	24°	71°
			1.2	1.2	100	152	24°	71°
		V2-1	1.4	1.39	99.1	202.45	25°	70.5°
		V2	1	0.98	97.67	278.95	25°	70°
ZK2804	628.3	V9	0.38	0.38	100	122.45	20.4°	55.1°
			0.93	0.93	100	163.8	20.7°	54.8°
			0.94	0.94	99.83	184.58	21°	54.5°
		V5-1	1.43	1.43	100	207.2	21°	54.5°
		V5	0.6	0.6	100	235.4	21.4°	54.2°
		V7-1	0.62	0.62	100	272.2	21.5°	54.3°
		V7-0	1.59	1.59	100	305.22	21.9°	53.8°
		V7	1.24	1.24	100	337.06	22.2°	53.5°
		V2-1	0.3	0.3	100	403	22.5°	53.1°
		V2-0	0.55	0.54	99.35	445.5	22.9°	52.9°
		V2	2.15	2.14	99.56	447.85	22.10°	52.10°
		V2-2	0.87	0.84	96.55	504.08	24.6°	52.5°
		V6	0.53	0.53	100	577.64	25°	52.5°

NI 43-101 Report GC Ag-Zn-Pb Project	138 | P a g e
22 June 2008

ZK2805	667.74	V8	3.03	0.83	27.53	42.54	20°	53°
		V15-1	0.76	0.76	100	74.21	20°	53°
		V15-0	1.42	1.42	100	90.45	20°	53°
		V15	0.44	0.44	100	100.96	20°	53°
		V14	0.54	0.54	100	118	20°	53°
		V13	1.32	1.29	97.97	138.7	20°	53°
		V9-1	3.4	3.38	99.29	232.53	20°	53°
		V9	1.63	1.6	98.04	296.77	20°	53°
		V5-1	0.73	0.73	100	383.8	20°	53°
		V5	1.5	1.5	100	412.46	20°	53°
		V7-1	1.75	1.74	99.26	456.8	20°	53°
		V7-0	1.34	1.34	100	473.46	20°	53°
		V7	0.8	0.8	100	497.34	20°	53°
		V2-1	3.28	3.28	100	572.46	21°	53°
		V2-0	0.21	0.2	97.33	589.41	20°	52°
		V2	3.07	3.02	98.5	593.32	20°	53°
		V-2	0.51	0.51	100	639.11	20°	54°
ZK2806	531.95	V8-1	1	0.96	96.4	42.65	20°	63°
		V8-0	1.4	1.4	100	49.6	20°	63°
		V8	0.84	0.84	100	213.5	20°	63°
		V15	1.27	1.27	99.67	271.8	20°	63°
		V14	0.44	0.44	100	282.65	22°	63°
		V13	1.94	1.94	100	320	22°	63°
		V9-1	0.88	0.88	100	455.2	23°	63°
ZK3203	451.5	V5-1	0.47	0.47	100	35.9	31°	63°
		V5	0.69	0.69	100	87.57	31°	63°
		V7-0	1.3	1.3	100	174.8	30°	64°
		V7	1.87	1.86	99.33	215.48	30°	64°
		V2-1	0.98	0.98	100	297.22	30°	63°
		V2-0	0.77	0.77	100	318.62	30°	63°
		V2	6.43	6.43	100	359.37	29°	63°
		V2-2	0.75	0.75	100	396.9	29°	63°
ZK3204	670.76	V5-1	0.3	0.3	99.78	100.65	21°	77.5°
		V5	0.6	0.6	100	180	22°	77.5°
		V7-1	0.4	0.4	100	255.3	22°	77.5°
		V7-0	0.55	0.55	100	291.5	22.5°	78°
		V7	1.99	1.98	99.56	321.97	22.5°	78°
		V2-0	1	0.98	98.02	487	24°	77°
		V2	7.54	7.48	99.25	518.06	24°	77°

NI 43-101 Report GC Ag-Zn-Pb Project	139 | P a g e
22 June 2008

		V2-2	1.8	1.8	100	576.2	24°	77°
		V6	0.55	0.53	96.97	641.56	24°	76.5°
ZK3206	732.04	V8-1	0.65	0.65	100	25.41	20°	48°
		V8-0	0.97	0.92	95.26	35.84	20°	48°
		V13	3.87	3.87	100	249.73	20°	48°
		V9-1	1.12	1.09	97.68	281.14	20°	48.5°
		V9	1.9	1.84	96.67	331.15	20°	49°
		V5-1	0.56	0.54	96.77	397.12	19°	48°
		V5	1.25	1.23	98.3	430.38	19°	48°
		V7-1	1.35	1.33	98.65	470.39	19°	48°
		V7-0	2	1.98	99.1	486.27	19°	48°
		V7	1.15	1.14	99.3	491.53	19°	48°
		V2-1	2.35	2.26	96.04	553.86	19°	49°
		V2-0	0.5	0.5	100	581.6	19°	48°
		V2	4.77	4.53	94.91	617.91	19°	48°
		V2-2	1.46	1.43	98.15	634.24	19°	49°
		V6	0.62	0.61	98.55	700.63	20°	49°
ZK3207	515.73	V8-1	1.3	1.27	97.41	171.14	20°	58°
		V8-0	0.36	0.36	100	176.48	20°	58°
		V8	1.35	1.34	99.63	231.4	20°	58°
		V13	0.3	0.3	100	410.55	20°	58°
		V9-1	1.05	1.05	100	456.53	20°	58°
		V9-0	4.78	4.7	98.33	478.06	20°	58°
		V9	3.5	3.49	99.61	486.29	20°	58°
ZK3602	376	V7-1	2	1.89	94.31	67.9	19°	48.5°
		V7-0	2.17	2.15	99.36	116.55	21°	47°
		V2-1	0.62	0.61	98.33	220.28	22°	46°
		V2-0	0.75	0.75	100	254.95	22°	46°
		V2	0.5	0.5	100	258.4	22°	46°
		V2-2	0.41	0.41	100	299.86	22°	46°
		V6	3.84	3.84	100	330.16	23°	46.5°
ZK3603	457.6	V7-1	1.28	1.28	100	83.57	20.5°	66.5°
		V7-0	1.83	1.83	100	147.34	21°	66.5°
		V7	0.28	0.28	100	181.38	21°	67.5°
		V2-1	2	2	100	273.28	24°	67°
		V2	0.71	0.71	100	316.3	24°	67°
		V6	1.27	1.27	100	398.67	28°	67°
ZK3604	550.56	V7-1	0.78	0.78	100	96.92	21°	77°
		V7-0	1.03	1.01	98	190	24°	77°

NI 43-101 Report GC Ag-Zn-Pb Project	140 | P a g e
22 June 2008

		V7	7.15	7.09	99.22	205.9	24°	77°
		V2-1	1.27	1.25	98.54	333.66	24°	76°
		V2	2.17	2.16	99.72	389.79	24°	76°
		V2-2	1.31	1.29	98.33	431.21	22°	77°
		V6	0.83	0.83	100	459.31	22°	77°
ZK3605	199.68	V2-1	1	0.99	99.38	27.14	20°	45°
		V2-0	0.44	0.43	98.97	69.76	20°	45°
		V2	5.21	5.12	98.34	84	20.5°	45°
		V2-2	1.18	1.17	99.22	112.76	20.5°	45°
		V6	0.37	0.37	99.01	142.02	20°	45°
ZK3606	314.68	V7	0.45	0.44	97.78	21.57	20°	74°
		V2-1	4.51	4.41	97.78	103.22	21°	74°
		V2-0	1.83	1.82	99.45	157.81	20°	74°
		V2	1.1	1.08	98.55	167.53	20°	74°
		V2-2	0.83	0.83	100	222.07	20.5°	74°
		V6	0.9	0.9	100	252.07	21°	74.5°
ZK3607	644.1	V9	1.9	1.78	93.68	59.3	20°	69°
		V10	0.5	0.49	98.4	91.8	21°	69°
		V5-1	3.56	3.48	97.75	132.5	24°	69°
		V5	0.4	0.38	94.75	219.75	22°	69°
		V7-1	2.25	2.25	99.95	305.15	23°	70°
		V7-0	1.95	1.95	100	389.3	21°	70°
		V7	1.1	1.07	97.27	398.6	21°	70°
		V2-1	0.83	0.83	100	493.22	21°	70°
		V2-0	0.58	0.58	99.43	513.21	21°	70°
		V2	0.8	0.8	100	537.3	22°	70°
		V2-2	1.16	1.16	100	571.35	23°	69.5°
		V6	0.55	0.54	98.73	601.4	23°	69.5°
ZK4001	204.76	V2	1.35	1.35	100	65.96	20°	66°
		V2-2	2.34	2.34	100	95.26	20°	66°
ZK4002	613.2	V5-1	0.6	0.59	98.15	78.85	20°	61°
		V10-1	0.9	0.9	100	128	20°	61°
		V5	0.5	0.5	100	160.4	20°	61°
		V7-1	0.65	0.65	100	239.7	20°	61.5°
		V10	1.05	0.98	93.33	265.05	20°	61.5°
		V7-0	1.15	1.15	100	286.35	21°	62°
		V7	0.45	0.45	100	309.8	21°	62°
		V2-1	1.4	1.37	98	374.65	23°	62°
		V2-0	0.45	0.45	99.33	401.95	21°	62°

NI 43-101 Report GC Ag-Zn-Pb Project	141 | P a g e
22 June 2008

		V2	1.3	1.19	91.59	414.75	21°	62°
		V6	2	2	100	550.9	21°	61°
ZK4003	487.7	V5-1	1.89	1.86	98.63	66.55	20°	48°
		V10-1	0.6	0.59	99.13	130.1	20°	48°
		V5	0.9	0.86	95.83	138.1	20°	48°
		V7-1	0.86	0.86	100	203.35	20°	47.5°
		V7-0	0.9	0.9	100	254.52	20°	49°
		V10	0.36	0.35	96.67	259.3	20°	49°
		V7	0.3	0.29	96.66	270.7	20°	49°
		V2-1	0.4	0.4	98.75	315.35	20°	49.5°
		V2-0	0.95	0.95	100	347	20°	50°
		V2	1.15	1.15	100	365.3	20°	50°
		V2-2	0.75	0.75	100	389.5	22°	49°
		V6	0.45	0.4	87.78	472.83	23°	49°
ZK4004	593.99	V13	1.14	0.9	78.67	26.8	20°	60.5°
		V9	1.18	1.16	98.33	190.08	19°	61°
		V10-1	3.56	3.56	100	237.96	20°	61°
		V10	2.52	2.47	98.02	380.01	20°	60°
		V7-1	7.81	7.74	99.1	419.09	20°	60°
		V7-0	0.61	0.59	96.39	463.1	19°	60°
		V7	2.69	2.65	98.51	469.63	19°	60°
		V2-0	0.63	0.63	100	567.91	20°	60°
		V2	4.9	4.44	90.61	584.74	19°	60°
ZK4401	549.3	V5	1	0.98	97.62	49.53	21°	68°
		V7-1	0.14	0.14	100	141.49	22°	68°
		V7-0	1.27	1.27	99.91	199.43	22°	67.5°
		V2-0	0.3	0.3	100	365.43	22°	67.5°
		V2	5.07	5.01	98.71	380.53	22°	67.5°
		V2-2	1.18	1.18	100	441.3	23°	66°
		V6-0	0.98	0.97	99.33	456.09	23°	66°
		V6	0.4	0.39	99.33	532.1	25°	66°
ZK4402	615.22	V9	0.6	0.6	100	131.5	21°	67.5°
		V5-1	0.89	0.88	98.71	230.57	20°	69°
		V5	2.67	2.66	99.59	305.71	20°	68°
		V10-1	0.95	0.94	98.63	355.27	20°	67°
		V7-1	0.64	0.61	95.95	368.5	20°	67°
		V7-0	0.65	0.59	91.3	389.37	21°	68°
		V2-0	1.08	1.07	99.33	539.22	22.5°	69°
		V2	3.37	3.35	99.35	554.28	22.5°	69°

NI 43-101 Report GC Ag-Zn-Pb Project	142 | P a g e
22 June 2008

ZK4403	360.7	V7	0.5	0.5	100	95	19.5°	55°
		V2-1	0.96	0.93	96.39	114.5	19.5°	55°
		V10-1	2.3	2.24	97.35	164.3	18°	55°
		V2-0	0.6	0.59	97.67	187.5	21°	55°
		V2	0.3	0.29	97.14	191.2	21°	55°
		V2-2	4.5	4.5	100	264.2	20°	55°
		V6-0	1.39	1.36	98.15	292.43	22°	55°
		V6	1.12	1.12	100	323.58	22°	55°
ZK4404	511.4	V13	1.1	1.1	100	103.2	20.4°	66.6°
		V9-1	0.5	0.49	100	193.8	23.4°	65.9°
		V9	0.45	0.45	100	294.95	24.8°	65.1°
		V5-1	4.2	4.2	100	393.45	24.9°	64.9°
		V10-1	1.18	1.17	99	413.17	24.9°	64.9°
		V5	0.25	0.25	100	480.35	25.2°	64.8°
ZK44101	78.5	V2-2	0.6	0.59	98.33	4.1	305°	48°
			1	0.99	99.21	24.2	305°	48°
		V10	8.8	8.77	99.63	35.58	305°	48°
		V11	1.07	1.07	99.67	59.11	305°	48°
ZK44102	79		2.7	2.69	99.67	32.1	305°	89°
			0.78	0.77	99.09	78.22	305°	89°
ZK44103	243.12	V2-2	1.2	1.2	100	41.24	303°	65°
		V10-1	0.74	0.74	100	121.67	302°	65.5°
		V10	0.96	0.96	100	192.59	302°	65°
		V11	0.4	0.39	97.49	216.88	302°	65°
ZK44201	100.2	V2-2	1.37	1.36	99.43	3.7	0°	50°
		V10	1.81	1.8	99.67	46	1°	51°
		V11	1.74	1.73	99.67	65.03	1°	51°
		V6	0.95	0.95	99.67	85.2	1°	52°
ZK48001	232.67		0.35	0.35	99.67	72.65	305°	68°
		V10	1.74	1.73	99.4	186.2	305°	69°
		V11	1.4	1.39	99.67	219.24	305°	69°
ZK48002	305.3	V10	1	0.99	99.38	247.74	300°	81°
		V11	1.39	1.38	99.67	295.6	300°	81°
ZK4803	132.56	V2	0.3	0.3	99.67	71.79	203°	45°
ZK4804	383.47		1.2	1.17	97.58	27	20°	72°
		V7-0	1.75	1.73	98.57	35.45	20°	72°
		V7	0.53	0.53	100	86.9	20°	72°
		V2-0	0.71	0.6	85.07	182.44	20°	73°
		V2	1.9	1.85	97.21	219.7	20°	73°

NI 43-101 Report GC Ag-Zn-Pb Project	143 | P a g e
22 June 2008

ZK4805	470.45	V7	0.6	0.6	100	335.4	21°	64°
		V2-1	1.85	1.84	99.46	394.05	21°	64°
		V2-0	0.7	0.7	100	410.25	21°	64°
ZK48101	250.65	V6	0.96	0.96	99.62	54.8	351°	45°
ZK48301	277.11	V10-1	0.2	0.2	99	130	267°	46.5°
		V2-2	3.66	3.57	97.67	169.55	267°	46.5°
			1.73	1.65	95.31	203.21	267.5°	46.5°
		V10	1	1	100	233.55	268°	46.5°
ZK60101	384.96	V6	0.5	0.5	100	264.13	15°	43°
ZK42101	233.21	V4	1	1	100	170.22	200°	45°
ZK41101	243.2	V4	1.43	1.26	88.32	206	200°	45°
ZK30301	271.74	V3	0.5	0.5	100	180.3	20°	50°
ZK40101	196.81
ZK40601	212.14	V4-1	1	0.95	94.81	155.19	201°	52°
		V4	2	2	100	168.79	201°	52°
ZK40602	354.17	V4	0.9	0.9	91.67	207.19	20°	66°
ZK41801	223	V4	1.6	1.56	97.23	76.54	198°	45°
ZK10501	168	V10-1	1.16	1.12	96.74	116.6	303°	29°
ZK10502	216.92	V10-1	0.81	0.79	98	177.7	304.5°	84°
ZK10901	365.75	V5-1	0.62	0.62	100	291.53	302°	66°
		V10-1	0.45	0.45	100	356.43	301°	66°

NI 43-101 Report GC Ag-Zn-Pb Project	144 | P a g e
22 June 2008